EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
COGDELL SPENCER INC.,
COGDELL SPENCER LP,
GOLDENBOY ACQUISITION CORP.,
MEA HOLDINGS, INC.,
MARSHALL ERDMAN & ASSOCIATES, INC.
MARSHALL ERDMAN DEVELOPMENT, LLC
AND
the persons collectively referred to herein as the
“SELLER REPRESENTATIVE”
Dated as of January 23, 2008

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EXHIBITS

Exhibit 3.2(e)	Required Consents
Exhibit 3.2(k)(iii)	Form of Escrow Agreement
Exhibit 3.2(k)(vi)	Form of Termination and Release Agreement
Exhibit 3.2(k)(vii)	Form of Employment Agreement
Exhibit 3.2(k)(viii)	Form of Termination Agreement
Exhibit 3.2(k)(ix)	Contribution Agreements
SCHEDULES
Schedule 1.4(e)	Company Options and Restricted Stock
Schedule 2.1	Policies to be Followed in Preparing the Closing Balance Sheet
Schedule 3.2(k)(v)	Excluded Liabilities
Schedule 3.2(k)(vi)	Pledge Agreements
Schedule 3.2(k)(vii)	Employees Party to Employment Agreements
Schedule 3.2(k)(viii)	Shareholder Agreements
Schedule 3.2(k)(ix)	Sellers Party to Contribution Agreement
Schedule 4.2	Conflicts
Schedule 4.3	Governmental Approvals
Schedule 4.4	Voting Agreements
Schedule 4.7	Capitalization
Schedule 4.8	Operating Company
Schedule 4.9	Permitted Liens
Schedule 4.10	Leased Real Estate
Schedule 4.12	Proceedings
Schedule 4.13	Intellectual Property
Schedule 4.14	Financial Statements
Schedule 4.15	Taxes
Schedule 4.16	Material Contracts
Schedule 4.18	Labor and Employment Matters
Schedule 4.19	Benefit Plans
Schedule 4.21	Environmental, Health and Safety Matters
Schedule 4.22	Insurance

Schedule 4.23	Compliance with Legal Requirements; Government Authorizations
Schedule 4.25	Affiliate Transactions
Schedule 6.2	Interim Period Operations
Schedule 6.2(xiii)	Bonuses Payable
Schedule 6.9	Senior Executive Bonuses

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 23rd day of January, 2008 by and among Cogdell Spencer Inc., Cogdell Spencer LP, a Delaware limited partnership (the “Parent”), Goldenboy Acquisition Corp., a Wisconsin corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), MEA Holdings, Inc., a Wisconsin corporation (the “Holding Company”), Marshall Erdman & Associates, Inc., a Wisconsin corporation (“MEA”) and Marshall Erdman Development, LLC, a Wisconsin limited liability company (“MED,” and together with the Holding Company and MEA, the “Merging Companies,” and each individually a “Merging Company”) and David Pelisek, David Lubar and Scott Ransom, in their capacity as the Seller Representative. MEA and MED shall each individually be referred to as an “Operating Company” and collectively as the “Operating Companies.” Capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in Article 13.
RECITALS
     WHEREAS, the Boards of Directors of the Parent, Merger Sub, the Holding Company, MEA, MED, and the Parent, as the sole shareholder of Merger Sub, have adopted and approved this Agreement and the merger of Merger Sub with and into the Holding Company (the “Merger”) in accordance with this Agreement and the Wisconsin Business Corporation Law (the “WBCL”);
     WHEREAS, subsequent to the Holding Company’s approval of this Agreement and concurrently with the execution of this Agreement and as a condition and inducement to the willingness of the Parent and the Merger Sub to enter into this Agreement, the Holding Company has delivered to the Parent one or more voting agreements pursuant to which certain shareholders holding in the aggregate 100% of the Voting Common Shares, 51.05% of the Non-Voting Common Shares and 94.10% of the Preferred Shares have agreed to vote such Shares owned by such shareholders in favor of the Merger;
     WHEREAS, concurrently with the execution of this Agreement, Cogdell Spencer Inc., the Parent (sometimes hereinafter referred to as the “Operating Partnership”) and certain shareholders of the Holding Company have entered into agreements (the “Contribution Agreements”) pursuant to which each Contributor has agreed to contribute Common Shares to the Operating Partnership in exchange for units of limited partnership interests issued by the Operating Partnership (“OP Units”), and the parties anticipate that in addition to the shareholders who are parties to Contribution Agreements (sometimes referred to in this Agreement as “Contributors”), other shareholders will enter into Contribution Agreements prior to the Closing; and
     WHEREAS, the Parent, Merger Sub, the Holding Company, MEA and MED desire to consummate the Merger and the other transactions contemplated herein upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT
     NOW, THEREFORE, in consideration of the mutual promises herein made and the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE 1
MERGER AND LIQUIDATION
     1.1 Merger. At the Effective Time, and in accordance with the terms and subject to the conditions set forth in this Agreement and the WBCL, Merger Sub will be merged with and into the Holding Company, the separate corporate existence of Merger Sub will cease and the Holding Company will be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Company”). At the Effective Time, the Merger will have the other effects set forth in this Agreement and provided in the applicable provisions of the WBCL.
     1.2 Filing of Articles of Merger; Effective Time of the Merger. Concurrently with the Closing, the Surviving Company shall file properly executed articles of merger (“Articles of Merger”) with the Department of Financial Institutions of the State of Wisconsin in a customary form reasonably acceptable to both parties, conforming to the requirements of the WBCL and shall make all other filings or recordings required under the WBCL. The Merger shall become effective at the time specified in such Articles of Merger or, if no time is specified, at the time such Articles of Merger are filed with the Department of Financial Institutions of the State of Wisconsin (the “Effective Time”).
     1.3 Charter Documents, Directors and Officers of the Surviving Company. As of the Effective Time, the Amended and Restated Articles of Incorporation and Bylaws of the Holding Company will be amended and restated in their entirety to be identical to the Articles of Incorporation and Bylaws of Merger Sub (except that the Articles of Incorporation and Bylaws shall provide that the name of the Surviving Company is the name of the Holding Company), and will be the Articles of Incorporation and Bylaws of the Surviving Company. The directors of Merger Sub immediately before the Effective Time shall be the initial directors of the Surviving Company each to hold office in accordance with the applicable provisions of the Articles of Incorporation and Bylaws of the Surviving Company. The officers of the Holding Company immediately before the Effective Time will be the initial officers of the Surviving Company, each to hold office in accordance with the applicable provisions of the Articles of Incorporation and Bylaws of the Surviving Company.
     1.4 Conversion of Shares and Other Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of any party to this Agreement or their respective shareholders:
          (a) subject to Section 1.4(f) and Section 1.5, each Common Share outstanding immediately prior to the Effective Time (each such Share, a “Merger Share” and collectively, the “Merger Shares”) will be converted into and represent the right to receive the Per Share Merger Consideration, payable to the holder thereof, without interest (except as otherwise expressly provided herein), in accordance with the terms of this Agreement;

          (b) each issued and outstanding share of Preferred Stock, par value $0.01 per share, of the Company (each a “Preferred Share” and each holder thereof a “Preferred Shareholder”) shall be converted into the right to receive a price per share equal to the liquidation preference described in Section B7 of Article IV of the Holding Company’s Amended and Restated Articles of Incorporation, as amended from time to time, in effect immediately prior to the Effective Time (in the aggregate, the “Liquidation Consideration”);
          (c) each share of capital stock of Merger Sub issued and outstanding as of the Effective Time will be converted into and represent one (1) fully paid and nonassessable share of common stock of the Surviving Company;
          (d) subject to Section 1.4(e), each warrant, option or other right to acquire any capital stock of the Holding Company, if any, existing immediately prior to the Effective Time will automatically be canceled and retired and cease to exist, and no payment will be made with respect thereto; and
          (e) except as set forth on Schedule 1.4(e):
     (i) each Company Option outstanding immediately prior to the Effective Time, whether or not currently exercisable as provided under the terms thereof, shall become, immediately prior to the Effective Time, exercisable. As of the Effective Time, each Company Option shall be cancelled and the holder thereof shall be entitled solely to the right to receive cash consideration (if any) in an amount (the “Option Payment”) equal to: (x) the product of (A) the number of shares subject to such Company Option and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share subject to such Company Option.
     (ii) each share of Restricted Stock outstanding immediately prior to the Effective Time shall become, immediately prior to the Effective Time, fully vested and shall (except for required or permitted deductions and withholdings set forth below) be treated for all purposes of this Agreement as a Merger Share (each, a “Restricted Merger Share”).
     (iii) each holder of Company Options and Restricted Stock shall be deemed to be “Sellers” for all purposes including, without limitation, with respect to Article 10.
     (f) Notwithstanding the other provisions of this Section 1.4, the Common Shares that the Contributors have agreed to contribute to the Operating Partnership pursuant to the Contribution Agreements (the “Contributed Shares”) shall not be canceled and converted into the right to receive the Per Share Merger Consideration and instead shall remain outstanding and, effective as of the Effective Time, shall be owned by the Parent, it being understood, however, that the Contributors shall be entitled to receive the consideration provided for in their respective Contribution Agreements. As a result of the foregoing provision and the provisions of the Contribution Agreements, (i) the amounts of the Indemnity Escrow Amount, the Adjustment Amount and the Appraisal Rights Amount (if any) required to be deposited by the Parent into the

Escrow Account pursuant to Section 2.2(a) shall be reduced by the amounts thereof that would have been attributable to the Contributed Shares were they not contributed to Parent as provided in this Section 1.4(f); (ii) the amounts required to be provided by the Parent to the Exchange Agent in respect of the Estimated Total Cash Equity Price similarly shall be reduced by the amount thereof that would have been attributable to the Contributed Shares were they not contributed to Parent as provided in this Section 1.4(f); (iii) the amounts to be paid or released to or for the account of the Seller pursuant to Section 2.3 shall be reduced by the amounts thereof that would have been attributable to the Contributed Shares were they not contributed to Parent as provided in this Section 1.4(f); and (iv) the amounts to be paid or released to the Parent from the Escrow Account shall be reduced by the amounts thereof that would have been attributable to the Contributed Shares were they not contributed to Parent as provided in this Section 1.4(f).
     1.5 Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, any Dissenters’ Shares shall not be converted into or represent a right to receive any of the Merger Consideration, but the holder thereof (each a “Dissenting Shareholder”) shall only be entitled to such rights as are granted by Sections 180.1301 through 180.1331 of the WBCL. Consequently, Dissenters’ Shares shall not be converted into the right to receive the Per Share Merger Consideration, but instead shall entitle the holder thereof solely to payment of the fair value of his or her Shares pursuant to Sections 180.1301 through 180.1331 of the WBCL. At the Effective Time, such Dissenters’ Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights as a shareholder with respect thereto, except the right to receive the fair value of such Shares as determined in accordance with Sections 180.1301 through 180.1331 of the WBCL. If a holder of Shares who demands appraisal of such Shares under the WBCL shall effectively withdraw or otherwise lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such Shares shall be converted into and represent only the right to receive the Per Share Merger Consideration, without interest, upon the surrender of the certificate or certificates representing such Shares. The Holding Company shall give the Parent prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands, and any other instruments served pursuant to the WBCL received by the Holding Company relating to shareholders’ rights of appraisal. The Holding Company shall not, except with the prior written consent of the Parent, voluntarily make any payment with respect to any demands for appraisals of capital stock of the Holding Company, settle or offer to settle any demands or approve any withdrawal of any such demands. Each Person holding of record or beneficially owning Dissenting Shares will receive payment therefor from the Surviving Company.
     1.6 Miscellaneous Merger Terms.
          (a) At the Effective Time, except as provided in Section 1.4(f) with respect to the Contributed Shares, (i) all Merger Shares will be canceled and cease to exist, and each holder of a Merger Share (each, a “Seller” and collectively, the “Sellers”) will cease to have any rights as a shareholder with respect to such Merger Share, and instead shall have solely the right to receive the Per Share Merger Consideration or to preserve and perfect such holder’s dissenters’ rights if such Merger Share is a Dissenter’s Share and (ii) all Preferred Shares will be cancelled and cease to exist and each holder of a Preferred Share will cease to have any rights as a shareholder with respect to such Preferred Share, and instead shall have the right solely to receive the applicable Liquidation Consideration. No transfers of Merger Shares or Preferred Shares will be made on the stock transfer books of the Surviving Company, except that the foregoing shall not prohibit transfers of Contributed Shares.
          (b) If payment of cash is to be made to a Person other than the Person in whose name the certificate for the Merger Shares surrendered in exchange therefor is registered, then it is a condition to such payment that the certificate so surrendered be properly endorsed and otherwise in proper form for transfer satisfactory to the Surviving Company, and that the Person requesting such payment pay to the Surviving Company any transfer and other Taxes required by reason of such payment in any name other than that of the registered holder of the certificate surrendered or establish to the satisfaction of the Surviving Company that such Tax either has been paid or is not payable.
          (c) The Surviving Company is authorized to pay the cash attributable to any certificate for the Merger Shares previously issued which has been lost or destroyed, upon receipt of satisfactory evidence of ownership of the shares represented thereby satisfactory to the Surviving Company and of appropriate indemnification.
          (d) Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Company, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Escrow Agreement to any holder of Shares or Company Options or other Persons such amounts as Parent, the Surviving Company, the Exchange Agent and the Escrow Agent are required to deduct and withhold under the Code, or any other Legal Requirement, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Exchange Agent or the Escrow Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Options or other Person in respect of whom such deduction and withholding was made by Parent, the Exchange Agent or the Escrow Agent.
ARTICLE 2
ADJUSTMENTS TO MERGER CONSIDERATION; PAYMENT MECHANICS
     2.1 Total Cash Equity Price Adjustments.
          (a)
     (i) The Total Cash Equity Price shall be (A) reduced or increased (without duplication), as applicable, by the Working Capital Adjustment as derived from the final Closing Statement and (B) reduced or increased, as applicable, by the amount of Indebtedness Adjustment as derived from the final Closing Statement. Any net reduction in or net addition to the Total Cash Equity Price required pursuant to the preceding sentence is hereinafter referred to as the “Shortfall Reduction” or “Excess Payment,” respectively.

     (ii) The Holding Company shall deliver to the Parent, no later than five (5) Business Days prior to Closing, the Estimated Balance Sheet and the Estimated Closing Statement.
          (b) Within sixty (60) days following the Closing Date, the Parent will prepare and deliver to the Seller Representative an unaudited consolidated balance sheet of the Holding Company and its subsidiaries as of the close of business on the day immediately preceding the Closing Date (the “Closing Balance Sheet”), together with a statement (the “Closing Statement”) setting forth the Working Capital, the Working Capital Adjustment, the Closing Date Indebtedness, the Indebtedness Adjustment and the Total Cash Equity Price as reflected on and derived from the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with GAAP, subject to internal reclassifications, conducted in accordance with the historical practices of the Holding Company and using the same applicable accounting methods, accounting practices, assumptions, policies and methodologies as were used in preparing the Financial Statements and the additional assumptions and policies set forth on Schedule 2.1.
          (c) The Closing Statement shall become final and binding upon the parties on the date (the “Final Settlement Date”) that is thirty (30) days following receipt thereof by the Seller Representative unless the Seller Representative gives written notice of its disagreement (“Notice of Disagreement”) to the Parent prior to such date. Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature and basis of any disagreement so asserted and shall identify with specificity the components of the Parent’s calculation of any aspect of the Closing Statement as to which the Seller Representative objects. Any portion of the Closing Statement not subject to any disagreement contained in the Notice of Disagreement shall be deemed to be final as set forth in the Closing Statement. If a Notice of Disagreement is delivered to the Parent in a timely manner, then the Closing Statement (as revised in accordance with Section 2.1(d) below, if applicable) shall become final and binding on the parties on, and the “Final Settlement Date” shall be, the earlier of (i) the date upon which the Seller Representative and the Parent agree in writing with respect to all matters specified in the Notice of Disagreement and (ii) the date upon which the final Closing Statement is issued by the Arbitrator.
          (d) During the first thirty (30) days following the date upon which the Parent receives a Notice of Disagreement, the Seller Representative and the Parent shall attempt in good faith to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement. If at the end of such thirty (30) day period (or earlier by mutual agreement to arbitrate), the Parent and the Seller Representative have not reached agreement on such matters, the matters that remain in dispute may be submitted to the Milwaukee office of Grant Thornton LLP (the “Arbitrator”) by either party for review and resolution. If the Milwaukee office of Grant Thornton LLP is unable to serve as the Arbitrator hereunder, the Arbitrator shall be a nationally recognized independent public accounting firm selected by the Parent and reasonably acceptable to the Seller Representative. As promptly as practicable (but in no event more than thirty (30) days) after the retention of the Arbitrator, the Parent and the Seller Representative shall each prepare and submit a presentation to the Arbitrator. As soon as practicable (but in no event more than thirty (30) days) thereafter, the Arbitrator shall determine the amount of each item in dispute and prepare a final Closing Statement and calculation of Working Capital and Closing Date Indebtedness in accordance with the principles in this Section

2.1, which shall include an explanation in writing of the Arbitrator’s reasons for the determinations set forth therein. The Arbitrator shall act as an arbitrator and not an expert, shall address only those items in dispute and for each item may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. The decision of the Arbitrator shall be final and binding on the parties. The costs, fees and expenses of the Arbitrator in connection with the Arbitrator’s review pursuant to this Section 2.1(d) (including reasonable attorneys’ fees of the Arbitrator) shall be paid by the party found by the Arbitrator to be in the greatest error with respect to its position on the Closing Statement or, if no such finding is made by the Arbitrator, be borne fifty percent (50%) by the Parent and fifty percent (50%) by the Sellers (out of the amounts on deposit in the Reserve Account). Each of the Parent and the Seller Representative shall pay its own costs, fees and expenses (including attorney’s fees) in connection with the Arbitrator’s review pursuant to this Section 2.1(d), without right of reimbursement from such other party; provided, that such costs, fees and expenses of the Seller Representative shall be paid out of the amounts on deposit in the Reserve Account (but only after payment of any Arbitrator’s fees and expenses payable by the Sellers pursuant to this Section 2.1(d)).
          (e) Any Shortfall Reduction or Excess Payment described in Section 2.1(a)(i) shall be paid not later than five (5) Business Days after the Final Settlement Date (i) in the case of an Excess Payment, by the Parent by wire transfer of immediately available funds to the Exchange Agent to be added to the Exchange Fund for the benefit of, and to be distributed to, the Sellers in accordance with Section 2.3(b), or (ii) in the case of a Shortfall Reduction, out of the Adjustment Amount on deposit with the Escrow Agent pursuant to a joint written instruction that the Seller Representative and the Parent shall send to the Escrow Agent, directing the Escrow Agent to disburse funds in the amount of the Shortfall Reduction out of the Adjustment Amount on deposit in the Escrow Account to Parent; provided that if the Adjustment Amount on deposit in the Escrow Account is insufficient to pay all of the Shortfall Reduction (including the interest thereon), the unpaid portion of the Shortfall Reduction shall be payable from the Indemnity Escrow Amount on deposit with the Escrow Agent. The amount of any Shortfall Reduction or Excess Payment to be made after the Closing Date pursuant to this Section 2.1(e) shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the Closing Date. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed and, in the case of a Shortfall Reduction, shall be paid out of the Escrow Account.
          (f) For purposes of complying with the terms set forth in this Section 2.1, each party shall reasonably cooperate with and make reasonably available to the other Parties and their respective representatives all information, records, data and working papers, and shall permit reasonable access to its facilities and personnel, as may reasonably be required in connection with the preparation of the Closing Balance Sheet and Closing Statement and any Notice of Disagreement and in connection with the arbitration described in Section 2.1(d).
          (g) Any Shortfall Reduction or Excess Payment (in either case, together with interest thereon as contemplated by Section 2.1(e)) payable pursuant to this Section 2.1 shall be deemed to be an adjustment to the Total Cash Equity Price (including for Tax purposes).

     2.2 Funds Transfers; Exchange of Certificates.
          (a) Funding. At the Effective Time, (i) the Parent shall deposit the Liquidation Consideration with the Exchange Agent; (ii) the Parent shall pay the obligations described in Section 3.2(k)(v) (the Excluded Liabilities) and Section 3.2(k)(vi) (the M&I Debt) in the amounts specified by the Persons to whom such obligations are owed in the Payoff Statement referred to in Section 3.2(k)(v) such that the Merging Companies thereupon shall have no further liability whatsoever to those Persons; (iii) the Parent shall deposit, or cause to be deposited, the Indemnity Escrow Amount, the Adjustment Amount and the Appraisal Rights Amount (if any) (each reduced in accordance with Section 1.4(f) by the amounts attributable to the Contributed Shares) into the Escrow Account and (iv) the Parent shall pay the Reserve Amount to the Seller Representative. Immediately following the Effective Time, and subject to Section 2.2(d), the Parent shall provide funds, from time to time when and as required, to make the payments provided for herein when due, to a bank or trust company designated by the Parent and reasonably satisfactory to the Holding Company (the “Exchange Agent”), for the benefit of the holders of the Merger Shares and Company Options, in cash in U.S. dollars in the amounts necessary to permit the Parent to discharge its obligations under this Agreement in an aggregate amount equal to the Estimated Total Cash Equity Price (reduced in accordance with Section 1.4(f) by the amounts attributable to the Contributed Shares) (such cash, together with any Excess Payment (and interest thereon), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deliver the Merger Consideration and the Option Payments out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Payment of Merger Consideration and Option Payments shall be made in installments as necessary, taking into account any Excess Payment and disbursement of the Indemnity Escrow Amount, the Adjustment Amount, the Appraisal Rights Amount (if any) and the Reserve Amount.
          (b) Merger Share Exchange Procedures. Subject to Section 1.5, promptly following the Effective Time, the Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Merger Shares (the “Certificates”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form and satisfactory to the Holding Company and the Parent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Merger Consideration receivable in respect of such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration which such holder has the right to receive in respect of the Merger Shares formerly represented by such Certificate, subject to the exclusions and deferrals provided for in Section 2.3, and the Certificate so surrendered shall forthwith be canceled. Following any receipt of an Excess Payment (together with related interest), the Exchange Agent will deliver to each holder of surrendered Certificates, such holder’s pro rata portion thereof; provided, that if the Exchange Agent receives an Excess Payment (together with related interest) prior to receipt of surrendered Certificates and the letter of transmittal, then payment of the portion thereof applicable to such unsurrendered Certificates shall be made at the same time as payment of the balance of the applicable Merger Consideration upon surrender thereof. Parent acknowledges that certain of the Sellers have granted security interests on their Merger Shares to secure indebtedness and other obligations to lenders, and that the payments to be made in respect of those Merger Shares may be directed partly to those lenders and partly to those Sellers.
          (c) Preferred Stock Exchange Procedures. Promptly following the Effective Time, the Surviving Company or the Exchange Agent on its behalf shall mail to each Preferred Shareholder (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to certificates representing outstanding Preferred Shares (the “Holding Company Preferred Stock Certificates”) shall pass, only upon proper delivery of the Holding Company Preferred Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Holding Company Preferred Stock Certificates for payment of the Liquidation Consideration therefore. Upon surrender of the Holding Company Preferred Stock Certificates to the Exchange Agent, together with such letter of transmittal duly executed and any other documents required by the Surviving Company or the Exchange Agent, such Preferred Shareholder shall be entitled to receive his, her or its share of the Liquidation Consideration. No interest shall be paid or accrue on the Liquidation Consideration payable upon surrender of the Holding Company Preferred Stock Certificates. If any payment of the Liquidation Consideration is to be made to a Person other than the one in whose name the Holding Company Preferred Stock Certificate surrendered in exchange therefore is registered, it shall be a condition of such payment that the Holding Company Preferred Stock Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer. In the event any Holding Company Preferred Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Holding Company Preferred Stock Certificate to be lost, stolen or destroyed, and an agreement by such Person to indemnify the Surviving Company and the Parent against any claim that may be made against them with respect to such Holding Company Preferred Stock Certificate, the Exchange Agent shall deliver in exchange for such affidavit and agreement, payment for such Preferred Shareholder’s share of the Liquidation Consideration.
          (d) Escheat. Notwithstanding the foregoing provisions of this Section 2.2, neither the Exchange Agent nor any other party hereto shall be liable to any Seller or Preferred Shareholder for any Merger Consideration or Liquidation Consideration delivered to a public official pursuant to applicable escheat or similar law. Any funds held in the Exchange Fund shall be returned to the Parent before they otherwise would become subject to any such escheat or similar law.
     2.3 Escrow; Limitation on Purchase Price; Reserve Account. For the avoidance of doubt and without duplication, but subject in each case to the provisions of Section 1.4(f) in respect of Contributed Shares:
          (a) Each payment initially to be made pursuant to Section 1.4 to a holder of Merger Shares (including Restricted Merger Shares) or Company Options shall exclude an amount equal to such holder’s pro rata portion of the Indemnity Escrow Amount. The Indemnity Escrow Amount shall be delivered to the Escrow Agent at or prior to the Effective Time to be held in escrow pursuant to the provisions of the Escrow Agreement as security for the indemnification obligations owed by the Sellers to the Parent under this Agreement. Within five (5) Business Days after the date that is the 240th day following the Closing Date (the “First

Escrow Release Date”), each of Parent and the Seller Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to the former holders of Merger Shares (including Restricted Merger Shares) and Company Options of their respective pro rata portions of an amount equal to (i) $6,175,000, minus the sum of (A) the aggregate of all amounts previously paid from the Indemnity Escrow Account in satisfaction of any indemnity claims made pursuant to Section 10.1 and (B) the aggregate amount of all claims for indemnification asserted in writing by the Parent prior to the First Escrow Release Date that have not paid or satisfied prior to the First Escrow Release Date. Within five (5) Business Days after the date that is the 450th day following the Closing Date (the “Second Escrow Release Date”), each of Parent and the Seller Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to the former holders of Merger Shares (including Restricted Merger Shares) and Company Options of their respective pro rata portions of an amount equal to (x) the remaining balance of the Indemnity Escrow Amount, together with any earnings thereon pursuant to the Escrow Agreement, minus (y) the aggregate amount of all claims for indemnification asserted in writing by the Parent prior to the Second Escrow Release Date that have not been paid or satisfied prior to the Second Escrow Release Date.
          (b) Each payment initially to be made pursuant to Section 1.4 to a holder of Merger Shares (including Restricted Merger Shares) or Company Options shall exclude an amount equal to such holder’s pro rata portion of the Adjustment Amount. The Adjustment Amount shall be delivered to the Escrow Agent at or prior to the Effective Time to be held in escrow as security for the payment of any Shortfall Reduction to the Parent in accordance with Section 2.2 pursuant to the provisions of the Escrow Agreement. Within five (5) Business Days of the Final Settlement Date, each of the Parent and the Seller Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to the Exchange Agent for the benefit of and distribution to the holders of Merger Shares (including Restricted Merger Shares) and Company Options their respective pro rata portions of the balance, if any, of the Adjustment Amount, together with any earnings thereon pursuant to the Escrow Agreement.
          (c) Each payment initially to be made pursuant to Section 1.4 to a holder of Merger Shares (including Restricted Merger Shares) or Company Options shall exclude an amount equal to such holder’s pro rata portion of the Appraisal Rights Amount (if any). The Appraisal Rights Amount (if any) shall be delivered to the Escrow Agent at or prior to the Effective Time to be held in escrow pursuant to the provisions of the Escrow Agreement as security for the payment of (i) any costs incurred by the Surviving Company associated with all negotiations and proceedings with respect to demands for appraisal under the WBCL and (ii) the amount payable to any Dissenting Shareholder by the Holding Company following the resolution of any demand for appraisal in excess of the amount payable to such Dissenting Shareholder in respect of such holder’s Dissenters’ Shares pursuant to the terms of this Agreement if such Dissenting Shareholder had not asserted appraisal rights (collectively, the “Appraisal Rights Losses”). Within five (5) Business Days of the final resolution of all demands for appraisal pursuant to the WBCL made by Dissenting Shareholders, each of Parent and the Seller Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to the holders of Merger Shares (including Restricted Merger Shares) and Company Options their respective pro rata portions of the balance, if any, of the Appraisal Rights Amount, together with any earnings thereon pursuant to the Escrow Agreement.

          (d) Under no circumstances shall the aggregate amounts payable under this Agreement in respect of Merger Shares (including Restricted Merger Shares) and Company Options exceed the Total Cash Equity Price minus the amount thereof that would have been attributable to the Contributed Shares were they not contributed to Parent as provided in Section 1.4(f).
          (e) At the Closing, the Parent shall deliver to the Seller Representative the sum of $100,000 (the “Reserve Amount”) for deposit into a bank account controlled by the Seller Representative (the “Reserve Account”) to be used to cover the costs and expenses, if any, incurred by the Seller Representative in defending any indemnification claims brought by the Indemnified Parties under Article 10, or any other costs or expenses incurred by the Seller Representative in the performance of its obligations as Seller Representative. Each payment initially to be made pursuant to Section 1.4 to a holder of Merger Shares or Company Options shall exclude an amount equal to such holder’s pro rata portion of the Reserve Amount. The Seller Representative shall distribute all amounts remaining in the Reserve Account to the Sellers upon the later of the Second Escrow Release Date or the resolution of all indemnification claims against the Sellers.
ARTICLE 3
CLOSING; CONDITIONS PRECEDENT TO CLOSING
     3.1 Closing. Subject to the satisfaction (or, where permissible, waiver) of the conditions set forth in this Article 3, the Closing will be held at the offices of Clifford Chance US LLP located at 31 West 52nd Street, New York, New York 10019 at 9:00 a.m. Eastern Time on February 29, 2008, or at such other time and place as the Parent and the Holding Company mutually agree. Except as otherwise provided in the Transaction Documents, all proceedings to be taken and all documents to be executed at the Closing will be deemed to have been taken, delivered and executed simultaneously, and no proceeding will be deemed taken or documents deemed executed or delivered until all have been taken, delivered and executed.
     3.2 Conditions Precedent to the Parent’s and Merger Sub’s Obligations. The obligation of the Parent and Merger Sub to consummate the Merger and the other Transactions is subject to the satisfaction as of the Closing of each of the following conditions:
          (a) The Shareholder Approval shall have been obtained in accordance with the WBCL.
          (b) The representations and warranties of the Merging Companies set forth in Sections 4.1, 4.7, and 4.8(a) shall be true and correct. The other representations and warranties of the Merging Companies set forth in Article 4 that are qualified by any reference to material adverse effect shall be true and correct on and as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation or warranty that is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified). All other representations and warranties of the Merging Companies set forth in Article 4 shall be true and correct on and as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for any representation or warranty that is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified) and except where the failure of such representation and warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate with other such failures, a Material Adverse Effect. For purposes of this Section 3.2 only, a failure to be true and correct shall be deemed to have a Material Adverse Effect if the aggregate amount of Losses resulting from such failure reasonably may be expected to exceed fifty percent (50%) of the Indemnity Escrow Amount.
          (c) Each of the Merging Companies shall have performed in all material respects the covenants contained in this Agreement required to be performed by such Merging Company on or prior to the Closing Date.
          (d) The Holding Company shall have delivered to the Parent a certificate dated the Closing Date and signed by an authorized officer of the Holding Company, to the effect that the conditions set forth in Sections 3.2(b)and (c) have been satisfied as of the Closing Date. The statements contained in such certificate will be a representation and warranty of the Holding Company which will survive the Closing as provided in Article 10.
          (e) The Required Consents listed on Exhibit 3.2(e), in each case in form and substance reasonably satisfactory to the Parent, shall have been received on or prior to the Closing Date.
          (f) The applicable waiting period under the HSR Act shall have expired or been terminated and all necessary Governmental Authorizations required in order that the consummation of the Merger and the Transactions will not violate any Legal Requirement, shall have been obtained.
          (g) There shall be no injunction, restraining order, decree or other Legal Requirement of any nature that is in effect that restrains or prohibits the consummation of the Merger or any of the Transactions.
          (h) Since the date of this Agreement, no Material Adverse Effect shall have occurred.
          (i) The holders of less than three percent (3%) of the aggregate of the outstanding Common Shares shall have delivered notices of intent to demand payment in accordance with Section 180.1321 of the WBCL.
          (j) [INTENTIONALLY OMITTED.]
          (k) The Merging Companies shall have delivered, as applicable, to the Parent each of the following:
     (i) a certificate of the Secretary of each of the Merging Companies, in a form reasonably satisfactory to the Parent, setting forth the resolutions of the Board of Directors of each of the Merging Companies authorizing the execution of the Transaction Documents to which they are a party and the taking of any and all actions deemed necessary or advisable to consummate the Transactions;
     (ii) a certificate of the Secretary or Assistant Secretary of the Holding Company, in form reasonably satisfactory to the Parent, certifying that all requisite approvals of the Merger by the directors and the sole shareholder of the Merger Sub will have been obtained in accordance with its governing documents;
     (iii) the Escrow Agreement, in the form attached hereto as Exhibit 3.2(k)(iii), duly executed by the Seller Representative on behalf of the Sellers;
     (iv) a good standing certificate for each of the Merging Companies, issued by the Wisconsin Department of Financial Institutions, dated not earlier than ten (10) days prior to the Closing Date;
     (v) a payoff statement from each of the creditors in respect of the obligations described on Schedule 3.2(k)(v) (the “Excluded Liabilities”) listing all indebtedness of the Merging Companies to such party as of the Closing Date that the Holding Company will satisfy at or prior to the Closing pursuant to Section 2.2(a) via the Exchange Agent, acknowledging that payment of such amount will satisfy all outstanding obligations of the Merging Companies arising in connection with the Excluded Liabilities and, if applicable, providing wire transfer instructions (the “Payoff Statements”), together in each case with an executed release of such creditor in form satisfactory to Parent;
     (vi) An executed Termination and Release Agreement (relating to the pledge of shares held by certain minority Sellers to secure indebtedness to M&I Marshall & Ilsley Bank (all of such indebtedness collectively, the “M&I Debt”) for the original purchase of such Shares), in the form attached hereto as Exhibit 3.2(k)(vi), terminating each of the Pledge Agreements set forth on Schedule 3.2(k)(vi);
     (vii) Executed Employment Agreements, each substantially in the form attached hereto as Exhibit 3.2(k)(vii) (the “Employment Agreements”), executed by the employees of MEA set forth on Schedule 3.2(k)(vii) attached hereto;
     (viii) An executed Termination Agreement, in the form attached hereto as Exhibit 3.2(k)(viii), terminating the Shareholder Agreements set forth on Schedule 3.2(k)(viii) and the Investor Rights Agreement;
     (ix) In addition to those Contribution Agreements entered into at the time of execution and delivery of this Agreement, each substantially in the form attached hereto, Contribution Agreements shall have been entered into by some or all of the Sellers named on Schedule 3.2(k)(ix), such that the aggregate amount of Common Shares contributed by those Sellers and those previously executing Contribution Agreements equals an aggregate amount of 1,259,259 Common Shares; and

     (x) An affidavit, under penalties of perjury, stating that the Holding Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in the form and substance required under Treasury Regulation § 1.897-2(h) so that the Parent is exempt from withholding any amount under § 1445 of the Code.
     3.3 Conditions Precedent to the Merging Companies’ Obligations. The obligation of the Merging Companies to consummate the Merger and the other Transactions is subject to the satisfaction as of the Closing of each of the following conditions:
          (a) The representations and warranties of the Parent and Merger Sub (the “Buyer Parties”) set forth in Article 5 shall be true and correct on and as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, for any representation or warranty that is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified) and except where the failure of any representation and warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Buyer Parties to consummate the Transactions.
          (b) The Buyer Parties have performed in all material respects the covenants of the Buyer Parties contained in this Agreement required to be performed on or prior to the Closing Date.
          (c) The Buyer Parties shall have delivered to the Holding Company a certificate dated the Closing Date and signed by an authorized officer of the Buyer Parties stating that each of the conditions set forth in Sections 3.3(a) and (b) have been satisfied as of the Closing Date. The statements contained in such certificate are a warranty of the Buyer Parties which survives the Closing for the period as provided in Article 10.
          (d) There shall be no injunction, restraining order, decree or other Legal Requirement of any nature that is in effect that restrains or prohibits the consummation of the Merger or any of the Transactions.
          (e) The applicable waiting period under the HSR Act shall have expired or been terminated.
          (f) The Parent shall have delivered to the Seller Representative the following:
     (i) a certificate of the Secretary of each of the Buyer Parties, in a form reasonably satisfactory to the Seller Representative, setting forth the resolutions of the Board of Directors or other governing body of each of the Buyer Parties authorizing the execution of the Transaction Documents and the taking of any and all actions deemed necessary or advisable to consummate the Transactions;
     (ii) a certificate of the Secretary of the Parent, in form reasonably satisfactory to the Seller Representative, certifying that all requisite approvals of the Merger by the directors and the sole shareholder of Merger Sub will have been obtained in accordance with its governing documents;
     (iii) a good standing certificate for each of the Buyer Parties issued by the Secretary of State of its jurisdiction of incorporation or organization dated no earlier than ten (10) days prior to the Closing Date;
     (iv) the Escrow Agreement, duly executed by the Parent;
     (v) payment of the Merger Consideration pursuant to Article 2;
     (vi) the Employment Agreements, duly executed by the Surviving Company each substantially in the form attached hereto as Exhibit 3.2(k)(vii) with each of the employees listed in Exhibit 3.2(k)(vii); and
     (vii) the Contribution Agreements, duly executed by the Parent and the Sellers set forth on Schedule 3.2(k)(ix).
     3.4 Merger Filings. At the Closing, Articles of Merger and such other instruments required by the WBCL to complete the Merger and the other Transactions shall be executed by the Holding Company, and subject to the provisions of this Article 3, at Closing the Holding Company and Merger Sub will cause the Articles of Merger to be filed as provided in Section 1.2 and will take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE MERGING COMPANIES
     The Merging Companies hereby jointly and severally represent and warrant to the Parent as follows:
     4.1 Authority; Authorization; Enforceability.
          (a) The Holding Company has the power and authority to enter into the Transaction Documents to which it is a party, to perform its obligations under each Transaction Document to which it is a party and to consummate the Transactions. The execution, delivery and performance by the Holding Company of the Transaction Documents to which it is a party have been duly and validly authorized by all necessary corporate action on the part of the Holding Company. This Agreement has been, and at Closing each other Transaction Document to which the Holding Company is a party will be, duly and validly executed and delivered by the Holding Company. This Agreement constitutes, and at Closing each other Transaction Document to which the Holding Company is a party will constitute, the legal, valid and binding obligations of the Holding Company, enforceable against the Holding Company in accordance with their respective terms, subject in each case to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).

          (b) The Operating Companies each have the power and authority to enter into the Transaction Documents to which it is a party, to perform its respective obligations under each Transaction Document to which it is a party and to consummate the Transactions. The execution, delivery and performance by the Operating Companies of the Transaction Documents to which they are a party have been duly and validly authorized by all necessary corporate action and limited liability company action, as applicable, on the part of the Operating Companies. This Agreement has been, and at Closing each other Transaction Document to which the Operating Companies are parties will be, duly and validly executed and delivered by the Operating Companies. This Agreement constitutes, and at Closing each other Transaction Document to which the Operating Companies are parties will constitute, the legal, valid and binding obligations of the Operating Companies, enforceable against the Operating Companies in accordance with their respective terms, subject in each case to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or in an action at law).
          (c) The Holding Company’s Board of Directors has (at a meeting duly called and held prior to the execution hereof) unanimously (i) approved and declared advisable this Agreement and each of the other Transaction Documents to which the Holding Company is or will be a party, (ii) determined that the Transactions are advisable, fair to and in the best interests of the holders of outstanding Shares of the Holding Company (the “Shareholders”), (iii) recommended the approval and adoption of this Agreement and the Merger to the Shareholders and (iv) directed that this Agreement be submitted to the Shareholders for their approval and adoption (the “Shareholder Approval”). For purposes of this Agreement, the Shareholder Approval shall be deemed obtained only when this Agreement and the Merger are approved and adopted by the affirmative vote of (x) the holders of a majority of the outstanding Voting Common Shares, voting as one class, (y) the holder of a majority of the outstanding Non Voting Common Shares, voting as one class, and (z) the holders of a majority of the outstanding Preferred Shares, voting as a separate class.
          (d) The affirmative votes constituting the Shareholder Approval are the only approvals of the Shareholders necessary to approve, authorize and adopt this Agreement, the Merger, the other Transaction Documents to which the Holding Company is or will be a party and the Transactions and to consummate the Merger. No other vote, approval or other action is required on the part of the Holding Company or any of the Operating Companies to approve or adopt this Agreement, the Merger or the other Transaction Documents to which any of the Merging Companies is or will be party and the Transactions.
          (e) No actions, approvals, waivers or consents are required on the part of the Holding Company or any holder of Company Options in order to give effect to the provisions of Section 1.4(e) (regarding the treatment of the Company Options in the Merger).
     4.2 No Conflict. Except (a) for compliance with any applicable requirements of the HSR Act and (b) as set forth in Schedule 4.2, neither the execution and delivery of any Transaction Document to which the Merging Companies are a party nor the consummation or performance of any of the Transactions by any of the Merging Companies (i) contravenes, conflicts with, or results in a violation of or default under any provision of the applicable governance documents of any of the Merging Companies, (ii) assuming all Governmental Authorizations described in Section 3.2(f) are obtained, contravenes, conflicts with or results in a violation of or default under any Legal Requirement or any Order to which any of the Merging Companies, or any of the assets owned by any of the Merging Companies is subject or (iii) assuming all Required Consents are obtained, violates or conflicts with, or results in a default under, or gives any Person the right to declare a default or exercise any remedy under, to accelerate the maturity or performance of, or to cancel, terminate or modify any Material Contract, or result in the imposition or creation of any Lien (other than Permitted Liens) upon or with respect to any of the assets owned, leased or licensed by any of the Merging Companies, except, in each case, where the violation, conflict, default or imposition or creation of any Lien would not reasonably be expected to have a Material Adverse Effect.
     4.3 Governmental Approvals. Except for compliance with any applicable requirements of the HSR Act and as set forth on Schedule 4.3, no action, consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required to be obtained or made in connection with the execution and delivery by any of the Merging Companies of any Transaction Document to which it is a party or the consummation by any of the Merging Companies of the Transactions, except, in each case, where the failure to have such action, consent, approval, order or authorization of or registration, declaration or filing, would not reasonably be expected to have a Material Adverse Effect.
     4.4 Voting Agreements. Except as set forth on Schedule 4.4, (a) none of the Merging Companies nor, to the Knowledge of the Holding Company, any other Person, are a party to any voting trust agreement, power of attorney, shareholders’ agreement, proxy or other Contract relating to the sale, transfer, purchase, redemption, voting, distribution or dividend rights or disposition of any of the Shares or otherwise granting any Person any right in respect of the Shares and (b) to the Knowledge of the Holding Company, there are no existing restrictions on the transfer of the Shares other than the restrictions imposed by applicable federal and state securities laws.
     4.5 Corporate and Limited Liability Company Matters. The Holding Company and MEA are corporations validly existing and in good standing under the laws of the State of Wisconsin. MED is a limited liability company validly existing and in good standing under the laws of the State of Wisconsin. Each of the Merging Companies have the corporate power or limited liability company power, as applicable, and authority to own or lease their properties and assets as and where currently owned or leased and to conduct the Business. Each of the Merging Companies are duly qualified to do business and are in good standing in each jurisdiction in which the nature of the Business or the ownership or leasing of its assets makes such qualification necessary, except where the lack of such qualification would not have a Material Adverse Effect.
     4.6 Documentation. The articles of incorporation, by-laws and ownership record books of the Merging Companies, in the form made available for inspection by the Parent and its Agents prior to the date of this Agreement, are true and complete in all material respects.
     4.7 Capitalization.

          (a) The authorized capital stock of the Holding Company consists of 5,000,000 Shares of Voting Common Stock, par value $.01 per Share (the “Voting Common Shares”), of which 2,519,000 Shares are issued and outstanding as of the date hereof, 5,000,000 Shares of Non-Voting Common Stock, par value $.01 per Share (the “Non-Voting Common Shares”), of which 558,020.2308 Shares are issued and outstanding as of the date hereof (44,348.22 of which are Shares of Restricted Stock) and 1,000,000 Preferred Shares, of which 251,685 Preferred Shares are issued and outstanding as of the date hereof. As of the date hereof and as of Closing, options to acquire up to 15,498 additional Non-Voting Common Shares have been granted and, as of Closing, will have fully vested and be exercisable. Schedule 4.7 accurately sets forth the name of each holder of Company Options, the number of Shares issuable upon exercise of the Company Options and the applicable exercise prices. Except as set forth on Schedule 4.7, (a) the Shares constitute all the issued and outstanding ownership interests of the Holding Company, of whatever class, series or designation and (b) there are no outstanding warrants, options, subscriptions, convertible or exchangeable securities or other agreements pursuant to which the Holding Company or any other Merging Company is or may become obligated to issue or sell any ownership interests or other securities of the Holding Company. Except as set forth on Schedule 4.7, there are no outstanding or authorized equity appreciation, phantom equity, equity plans or similar rights with respect to the equity securities of the Holding Company or any other Merging Company. As of January 31, 2008, the aggregate liquidation preference of the Preferred Shares will be $34,024,874.46 (including $8,856,374.46 in accrued unpaid dividends).
          (b) All of the issued and outstanding Shares of capital stock of the Holding Company were offered, issued and sold in full compliance with all applicable federal and state securities laws and the Holding Company has not received, or been advised of any notice or allegation to the contrary.
     4.8 Subsidiaries.
          (a) Schedule 4.8 sets forth a true and complete list, containing the name, jurisdiction of organization and capitalization of each Subsidiary. Except as set forth on Schedule 4.8, the Holding Company has no Subsidiaries. All of the issued and outstanding shares of capital stock or equity interests, as applicable, of the Subsidiaries are fully paid and nonassessable, except as provided under applicable federal and state securities laws. The Holding Company holds of record and owns beneficially all of the outstanding shares or equity interest, as applicable, of each Subsidiary and there are no outstanding warrants, options, subscriptions, convertible or exchangeable securities or other agreements pursuant to which any Subsidiary is or may become obligated to issue or sell any shares of capital stock, equity interest or other securities of such Subsidiary. The Holding Company does not own, nor is the Holding Company a party to any Contract to acquire, any equity securities or securities of any Person or any direct or indirect equity or ownership in any other business.
          (b) There are no voting trust agreements, powers of attorney, shareholder agreements, operating agreements, proxies or any other Contracts, relating to the sale, transfer, voting, dividend rights or disposition of any of the outstanding shares of capital stock or equity interests, as applicable, of any Subsidiary or otherwise granting any Person any right in respect of the outstanding shares of capital stock or equity interests, as applicable, of any Subsidiary and there are no existing restrictions on the transfer of such outstanding shares of capital stock or equity interests, as applicable, of any Subsidiary other than restrictions imposed by applicable federal and state securities laws.
     4.9 Tangible Personal Property. All of the material tangible personal property reflected on the Most Recent Balance Sheet or otherwise used by the Operating Companies in the operation of their Business is either (a) owned by such Operating Company or (b) leased pursuant to valid leasehold interests, in each case free and clear of all Liens, other than Permitted Liens (including those described on Schedule 4.9).
     4.10 Leased Real Estate. Schedule 4.10 sets forth each Real Estate Lease. Except as otherwise set forth on Schedule 4.10:
          (a) each Real Estate Lease is a valid and binding obligation of MEA, enforceable against MEA, as the case may be, in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors’ rights generally and by general principles of equity);
          (b) to the Knowledge of the Holding Company, neither MEA nor any other party to any such Real Estate Lease is in material breach or material default under such Real Estate Lease, except for: (i) such defaults and events as to which requisite waivers or consents have been obtained; and (ii) breaches or defaults which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and
          (c) the consummation of the Transactions does not require the consent of any landlord, sub-landlord or other Person under any such Real Estate Lease.
     4.11 Owned Real Estate. The Merging Companies do not own in fee simple any real property.
     4.12 Proceedings. Except as set forth in Schedule 4.12, there is no Proceeding pending or to the Knowledge of the Holding Company threatened against any of the Merging Companies that would in either case reasonably be expected to have a Material Adverse Effect. No Merging Company is subject to any Order which prohibits or enjoins the consummation of the Transactions.
     4.13 Intellectual Property.
          (a) Schedule 4.13 contains a complete and correct list, as of the date hereof, of all patents and patent applications, trademark registrations and applications, and copyright registrations and applications owned by the Merging Companies that are material to the Business (collectively, the “Listed Intellectual Property”).
          (b) Except as set forth on Schedule 4.13, to the Knowledge of the Holding Company, either the Holding Company or MEA owns (or will own on the Closing Date) or has the right to use (or will have the right to use on the Closing Date), in the United States, without payment of a royalty, license fee or similar fee to any other party (other than pursuant to an agreement set forth on Schedule 4.13 or any agreement that is not a Material Contract), the patents, trademarks, trade names and copyrights used by the Merging Companies in the Business, except where the failure of the Merging Companies to own or have the right to use any such patent, trademark, trade name or copyright would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.13, to the Knowledge of the Holding Company, the conduct of the Business does not infringe on the intellectual property rights of any Person, in the United States, except for such infringements which in the aggregate would not reasonably be expected to have a Material Adverse Effect.
          (c) Except as set forth on Schedule 4.13, no Proceedings are pending or, to the Knowledge of the Holding Company, threatened against any of the Merging Companies by any other Person before any Governmental Body challenging or questioning either the right of any of the Merging Companies to use, or the validity of, any Listed Intellectual Property (other than claims, challenges, or questions by governmental intellectual property office examiners as part of the application process), except for Proceedings that would not reasonably be expected to have a Material Adverse Effect.
          (d) Except as set forth on Schedule 4.13, to the Knowledge of the Holding Company, no other Person has claimed in writing against any of the Merging Companies and continues to claim the right to use in an infringing manner any Listed Intellectual Property other than pursuant to an agreement set forth on Schedule 4.16 or an arrangement that is not a Material Contract, except as would not reasonably be expected to have a Material Adverse Effect.
     4.14 Financial Statements.
          (a) The Holding Company has delivered the following financial statements (the “Financial Statements”) to the Parent, which are attached to Schedule 4.14: (a) the audited consolidated balance sheet of the Holding Company as of December 31, 2006 (including the notes thereto), and the related audited consolidated statements of operations, shareholders’ equity and cash flows of the Holding Company for the year ended December 31, 2006 and (b) the unaudited consolidated balance sheet of the Holding Company as of November 30, 2007 (the “Most Recent Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of the Holding Company for the eleven (11) months then ended (the “Interim Financial Statements”). Except as set forth on Schedule 4.14 and in light in all respects of the fact that the Financial Statements reflect a substantial portion of the Holding Company’s income, shareholders’ equity and cash flows on a “percentage of completion method”: (i) each of the Financial Statements has been prepared in accordance with GAAP applied on a basis consistent with prior periods (except as may be indicated in any notes thereto), (ii) each of such balance sheets fairly presents in all material respects the consolidated financial position of the Holding Company as of its respective date and (iii) each of such statements of operations and cash flows fairly presents in all material respects the results of operations of the Holding Company for the period covered thereby; provided, however, that the Interim Financial Statements are subject to normal reclassifications, adjustments and lack footnotes and other presentation items; provided, further, that for purposes of this representation, in determining whether a statement of operations and cash flows fairly presents the results of operations of the Holding Company, negative variances on percentage of completion items shall be deemed to be offset by positive variances of comparable amounts.

          (b) None of the Holding Company or its consolidated subsidiaries has any Indebtedness, whether or not required to be reflected or reserved against on a consolidated balance sheet of the Holding Company and its subsidiaries prepared in accordance with GAAP, except for any such Indebtedness (i) set forth, reflected in or reserved against in the Most Recent Balance Sheet or (ii) incurred in the ordinary course of business since October 31, 2007 and that could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
     4.15 Taxes.
          (a) Except as set forth on Schedule 4.15, all Returns required to be filed by the Merging Companies or any Subsidiaries thereof for all Taxable Periods ending prior to the date hereof have been duly and timely (within any applicable extension periods) filed with the appropriate Tax Authorities in all jurisdictions in which such Returns are required to be filed. All such Returns are correct and complete and all Taxes shown to be due and payable on such Returns or otherwise due have been timely paid. The Tax bases of the intangible assets of the Merging Companies and all Subsidiaries thereof shown on the Returns of such companies are correct and complete in all respects. All amortization deductions arising from the acquisition of MEA in 2004 are properly allowable deductions under Section 197 of the Code. All Taxes that the Merging Companies or any Subsidiaries thereof are required by any Legal Requirement to withhold or collect have been duly withheld or collected and have been timely paid over to the appropriate Tax Authority to the extent due and payable.
          (b) There is no claim or assessment pending or, to the Knowledge of the Holding Company, threatened against any of the Merging Companies or any Subsidiaries thereof by any Tax Authority for any alleged deficiency in Taxes.
          (c) No Merging Company or any Subsidiaries thereof has: (i) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes which remain outstanding; (ii) applied for a ruling related to Taxes; or (iii) entered into a closing agreement with any Tax Authority.
          (d) To the Knowledge of the Holding Company, none of the Returns of any of the Merging Companies or any of their Subsidiaries filed with respect to Tax years beginning on or after January 1, 2004 has been or is currently being examined by the relevant Tax Authorities. There are no examinations or other administrative or court proceedings relating to Taxes of any Merging Company or any of their Subsidiaries in progress or pending or, to the Knowledge of the Holding Company, threatened.
          (e) No Merging Company or any Subsidiaries thereof is a party to any written agreement providing for the allocation or sharing of Taxes. No Merging Company or any Subsidiaries thereof is liable for the Taxes of any other Person under law, by contract, as transferee or otherwise (except for the other respective Tax liabilities of any member of the affiliated group (within the meaning of §1504 of the Code) of which the Holding Company is the common parent).

          (f) No Merging Company or any Subsidiaries thereof is or has been a United States real property holding corporation within the meaning of §897(c)(2) of the Code during the period specified in §897(c)(1)(A)(ii) of the Code.
          (g) No written claim has ever been made by any Tax Authority in a jurisdiction where any of the Merging Companies or any of their Subsidiaries do not file Returns that any such company is or may be subject to taxation by that jurisdiction.
          (h) There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Merging Companies or any Subsidiaries thereof.
          (i) No Merging Company or any Subsidiary thereof is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of:
     (i) Any “excess parachute payment” within the meaning of §280G of the Code;
     (ii) Any amount that will not be fully deductible as a result of §162(m) of the Code; or
     (iii) Any amount that is subject to §409A of the Code.
          (j) No Merging Company or any of their Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
     (i) Change in method of accounting for a taxable period ending on or prior to the Closing Date;
     (ii) Intercompany transaction or excess loss account described in Treasury Regulations under §1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law);
     (iii) Installment sale or open transaction disposition made on or prior to the Closing Date; or
     (iv) Prepaid amount received on or prior to the Closing Date.
          (k) No Merging Company or any Subsidiary thereof has engaged in any reportable transaction as defined under §6111 of the Code.
     4.16 Material Contracts. Except for all subcontracts of any Merging Company that would otherwise constitute a Material Contract, Schedule 4.16 sets forth a list of all Material Contracts. Except as set forth on Schedule 4.16, (a) each Material Contract is a valid and binding obligation of the Holding Company, MEA or MED as indicated, enforceable against such Merging Company in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors’ rights generally and by general principles of equity), (b) to the Knowledge of the Holding Company, none of the Merging Companies nor any other party to any Material Contract are in material breach or material default under any Material Contract, which breach or default would reasonably be expected to have a Material Adverse Effect and (c) none of the Merging Companies have, and, to the Knowledge of the Holding Company, no other party to such Material Contract has, terminated any Material Contract; provided, however, that for purposes of this representation, in determining whether a breach of this Section 4.16 has occurred which breach relates to job-cost estimations, negative variances on percentage of completion items shall be deemed to be offset by positive variances of comparable amounts.
     4.17 Employees. The payroll information contained in the data room previously furnished to the Parent in writing is true and correct at the dates indicated, and since such dates there have been no material changes to such data.
     4.18 Labor and Employment Matters. To the Knowledge of the Holding Company, except as set forth on Schedule 4.18, (a) none of the Merging Companies are in violation of any Legal Requirement pertaining to employees or employment matters, except as would not reasonably be expected to have a Material Adverse Effect and (b) no Merging Company is a party to any collective bargaining agreement or other labor union contract applicable to any of its employees, and to the Knowledge of the Holding Company there are no strikes, slowdowns, work stoppages, lockouts, or threats thereof by or with respect to any such employees.
     4.19 Employee Benefit Plans; ERISA.
          (a) Except as set forth on Schedule 4.19, none of the Merging Companies maintain, contribute to or have any obligation to make contributions to, any employee benefit plan (an “ERISA Plan”) within the meaning of §3(3) of ERISA, or any other retirement, profit sharing, stock option, stock bonus or deferred compensation, severance, sick leave or other material plan or arrangement providing benefits to current or former employees, officers or directors, in each case whether or not terminated, of any of the Merging Companies (a “Non-ERISA Plan” and, collectively, with all ERISA Plans, the “Benefit Plans”). Except as set forth on Schedule 4.19, to the Knowledge of the Holding Company, all Benefit Plans are being maintained and operated in all material respects in accordance with all Legal Requirements applicable to such plans and the terms and conditions of the respective plan documents, except where the failure to so maintain or operate would not reasonably be expected to have a Material Adverse Effect. The IRS has issued, or is deemed to have issued, a favorable determination letter with respect to each ERISA Plan that is intended to be a “qualified plan” within the meaning of §401(a) of the Code. No ERISA Plan is subject to Title IV or §302 of ERISA or §412 of the Code. No ERISA Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of §4063 of ERISA. Except as set forth on Schedule 4.19, and except for continuation coverage as required by §4980B of the Code or by applicable state insurance Legal Requirements, no Benefit Plan provides life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.
          (b) The Holding Company has delivered to the Parent, to the extent applicable, correct and complete copies of the current plan documents and summary plan descriptions, the most recent determination letter received from the IRS, the most recent Form 5500 Annual Reports and all accompanying schedules, and all related trust agreements, insurance contracts and other funding arrangements which implement each Benefit Plan.
          (c) All contributions (including all employer contributions and employee salary reduction contributions, if any) which are due have been made within the time period prescribed by ERISA to each ERISA Plan which is an Employee Pension Benefit Plan (within the meaning of §3(2) of ERISA).
          (d) None of the Merging Companies nor, to the Knowledge of the Holding Company, any trustee or administrator of any such ERISA Plan, have engaged in any transaction with respect to such ERISA Plan which would subject any of the Merging Companies to either a material civil penalty assessed pursuant to §502(i) of ERISA or a material Tax or penalty on prohibited transactions imposed by §4975 of the Code. No Proceedings with respect to the assets of any such ERISA Plan (other than routine claims for benefits) are pending or, to the Knowledge of the Holding Company, threatened by or before any Governmental Body which would reasonably be expected to have a Material Adverse Effect.
     This Section 4.19, together with Section 4.17 (employees) and Section 4.18 (labor and employment matters), contain the sole and exclusive representations and warranties of the Merging Companies with respect to any employment or labor matters with respect to the Merging Companies, including any matters arising under ERISA.
     4.20 Events Since Balance Sheet Date. Since the date of the Most Recent Balance Sheet, the Merging Companies have not suffered any Material Adverse Effect and no event, action or omission has occurred that, if occurring after the date of this Agreement without Parent’s consent, would breach Section 6.2.
     4.21 Environmental, Health and Safety Matters. Except as set forth on Schedule 4.21:
          (a) To the Knowledge of the Holding Company, the Merging Companies are in compliance with all Environmental, Health and Safety Laws, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect. Each Merging Company holds and is in compliance with all Governmental Authorizations required to be held by such Merging Company under Environmental, Health and Safety Laws, except where the failure to hold any such Governmental Authorization or to comply with any such Governmental Authorization would not reasonably be expected to have a Material Adverse Effect.
          (b) None of the Merging Companies have received written notice from any third party, including any Governmental Body, that any of the Merging Companies have been identified by the United States Environmental Protection Agency as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B.
          (c) To the Knowledge of the Holding Company, no off-site location at which any of the Merging Companies have disposed or arranged for the disposal of any waste is listed on the National Priorities List or on any comparable state list.

          (d) To the Knowledge of the Holding Company, none of the Merging Companies have released any Materials of Environmental Concern at or from any Leased Real Estate, except as would not reasonably be expected to have a Material Adverse Effect.
          (e) To the Knowledge of the Holding Company, no underground storage tanks are located on the Leased Real Estate that: (i) contain or previously contained any Materials of Environmental Concern; and (ii) are owned or operated by any of the Merging Companies.
This Section 4.21 contains the sole and exclusive representations and warranties of the Merging Companies with respect to any environmental, health and safety matters with respect to the Merging Companies, including any matters arising under any Environmental, Health and Safety Laws.
     4.22 Insurance. Schedule 4.22 sets forth a list of all policies of fire, liability, workmen’s compensation, life, property and casualty and other insurance owned or held by any of the Merging Companies in the ordinary course of business for the current period that includes the date hereof under which any of the Merging Companies are the primary insured, other than policies or insurance related to the Benefit Plans (the “Insurance Policies”). To the Knowledge of the Holding Company, all of the Insurance Policies are in full force and effect. Since the respective dates of the Insurance Policies, no written notice of cancellation or non renewal with respect to any such policy has been received by any of the Merging Companies. Except as set forth on Schedule 4.22 and other than related to the Benefit Plans, none of the Merging Companies have any self insurance or co-insurance programs.
     4.23 Compliance With Legal Requirements; Governmental Authorizations. Except with respect to (a) intellectual property matters (which are addressed in Section 4.13), (b) employment and labor matters (which are addressed in Sections 4.17, 4.18 and 4.19) and (c) environmental, health and safety matters (which are addressed in Section 4.21), (i) the Merging Companies are, and at all times in the past have been, in compliance with all Legal Requirements, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect, (ii) no written notice from any Governmental Body has been received by any of the Merging Companies nor, to the Knowledge of the Holding Company, is any Proceeding pending with respect to any alleged violation by any of the Merging Companies of any Legal Requirement, (iii) the Merging Companies have all Governmental Authorizations required by all applicable Legal Requirements in the operation of the Business, except where the failure to have such Governmental Authorizations would not reasonably be expected to have a Material Adverse Effect and (iv) the Merging Companies are in compliance with such Governmental Authorizations, except where the failure to be in compliance with such Governmental Authorizations would not reasonably be expected to have a Material Adverse Effect.
     4.24 Brokers; Agents. Neither the Merging Companies nor any of their Affiliates or representatives have dealt with any agent, finder, broker or other representative in any manner which could result in the Parent or the Surviving Company being liable for any fee or commission in the nature of a finder’s fee or originator’s fee or financial advisory fee in connection with the Transactions. The fee due to Wachovia Bank, N.A. in connection with the

Transactions is the sole responsibility of the Sellers and neither the Parent nor the Surviving Company will have any liability whatsoever with respect thereto.
     4.25 Affiliate Transactions.
          (a) Except for the following, the Merging Companies have no further obligations pursuant to any written management, consulting or similar agreement with any officer, director, five percent (5%) or greater member, shareholder or Affiliate of the Merging Companies: (a) as set forth on Schedule 4.25; (b) normal advances to employees consistent with past practice; (c) payment of compensation for employment or reimbursement of expenses to employees consistent with past practice; (d) participation in the Benefit Plans by employees; (e) transactions or agreements between or among shareholders of the Merging Companies; and (f) agreements or arrangements that will be terminated without further liability to any of the Merging Companies prior to or at Closing.
          (b) The property and assets (whether real or personal, tangible or intangible) reflected in the Financial Statements or acquired after the date of the Financial Statements constitute all of the assets, properties and rights used in the conduct of the business as heretofore conducted by the Merging Companies. Immediately following the Closing, neither the Sellers nor any of their affiliates will own or lease any assets, properties or rights that are used in the conduct of the business of the Merging Companies. There are no facilities, services, assets or properties that are owned or used in the conduct of the business by any of the Merging Companies that are shares with any other Person.
     4.26 Indebtedness.
     The indebtedness and other obligations secured by the security interest reflected in UCC Financing Statement 040000745218 (the “UCC Financing Statement”) have been discharged in full, and UCC Termination Statement 070016948533 terminating such security interest reflected in the UCC Financing Statement has been duly filed with the Wisconsin Department of Financial Institutions.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES
     The Buyer Parties hereby jointly and severally represent and warrant to the Holding Company and the Sellers, which representations and warranties survive the Closing for the periods, and subject to the limitations, set forth in Article 10, that the following statements are true and correct as the date hereof:
     5.1 Authority. Parent is a limited partnership, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub is a corporation validly existing and in good standing under the laws of the State of Wisconsin. The Parent has the limited partnership power and authority and the Merger Sub has the corporate power and authority to own or lease its properties and assets and to carry on all business activities currently conducted by it. The Parent has the limited partnership power and authority and the Merger Sub has the corporate power and authority to enter into the Transaction Documents to be signed by it and to consummate the Transactions. The execution and delivery of the Transaction Documents to which any of the Buyer Parties is a party and the consummation of the Transactions have been duly and validly authorized by all necessary limited partnership action on the part of the Parent and all necessary corporate action on the part of the Merger Sub, as applicable. This Agreement has been, and at Closing each other Transaction Document to which any of the Buyer Parties is a party will be, duly and validly executed and delivered by an authorized representative of such Buyer Parties, as applicable. This Agreement constitutes, and at Closing each other Transaction Document to which any of the Buyer Parties is a party will constitute, the legal, valid and binding obligations of such Buyer Parties, as applicable, enforceable against such Buyer Parties, as applicable, in accordance with their respective terms subject in each case to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).
     5.2 No Conflict. Neither the execution and delivery of the Transaction Documents by the Buyer Parties nor the consummation or performance of any of the Transactions (a) contravenes, conflicts with, or results in a violation of or default under any provision of the articles of incorporation, bylaws or other organizational documents of any of the Buyer Parties, (b) contravenes, conflicts with, or results in a violation of or default under any Legal Requirement or any Order to which any of the Buyer Parties may be subject or (c) violates or conflicts with, or results in a default under, or gives any Person the right to declare a default or exercise any remedy under, to accelerate the maturity or performance of, or to cancel, terminate or modify any material Contract to which any of the Buyer Parties is subject. Except for compliance with any applicable requirements of the HSR Act, no action, consent, approval, order or authorization of, or registration, declaration or filing by any of the Buyer Parties with, any Governmental Body is required to be obtained or made in connection with the execution and delivery of the Transaction Documents by the Buyer Parties or the consummation by the Buyer Parties of any of the Transactions.
     5.3 Proceedings. There is no Proceeding pending against or relating to any of the Buyer Parties which, if determined adversely to any of the Buyer Parties could affect the ability of any of the Buyer Parties to consummate the Transactions.
     5.4 Brokers; Agents. Except for the fee due KeyBanc Capital Markets Inc. which will be paid by the Buyer Parties in connection with the closing of the Transactions, none of the Buyer Parties or any of their respective Affiliates has dealt with any agent, finder, broker or other representative in any manner (other than KeyBanc Capital Markets Inc.) which could result in the Sellers or, if the Closing does not occur, any of the Merging Companies being liable for any fee or commission in the nature of a finder’s or originator’s fee in connection with the Transactions.
     5.5 Sufficient Funds. On the Closing Date, the Buyer Parties shall have the financial capability and on the date hereof have all financing commitments necessary to have the financial capability to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

ARTICLE 6
PRE-CLOSING COVENANTS
     6.1 Access to Information. From and after the date hereof and until the Closing, upon reasonable notice, the Merging Companies will provide to the Parent and its authorized Agents reasonable access during normal business hours to the offices, books and records, Returns, Contracts, commitments, facilities and accountants of the Merging Companies, and will furnish and make available to the Parent and its authorized Agents all such documents and copies of documents (at the Parent’s expense) and all such additional financial and operating data and other information pertaining to the affairs of the Merging Companies as the Parent and its authorized Agents may reasonably request; provided, however, that (a) the activities of the Parent and its Agents will be conducted in such a manner as not to interfere unreasonably with the operation of the businesses of the Merging Companies and (b) in no event are the Merging Companies required to furnish the Parent or its Agents with any documents or information that (i) the Merging Companies are required by Legal Requirement, Order or Contract to keep confidential or (ii) that would reasonably be expected to jeopardize the status of such document or information as privileged, work product or as a trade secret. Notwithstanding the foregoing, prior to the Closing Date, without the prior written consent of the Merging Companies none of the Buyer Parties nor any of their Agents may contact any suppliers to or customers, employees or directors of, the Merging Companies in connection with or pertaining to any subject matter of this Agreement.
     6.2 Operation of Business of Company Prior to Closing.
     The Merging Companies jointly and severally represent, warrant and covenant that, except (i) as otherwise expressly provided in this Agreement (including as described on Schedule 6.2 and the other Transaction Documents) or (ii) as otherwise approved by Parent, during the period commencing on the date hereof and ending on the Closing Date, each of the Merging Companies shall use its reasonable best efforts to conduct its business in the ordinary course and maintain and preserve intact its business organization and relationships with third parties and keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with them, in each case in all material respects. Until the Closing, except (i) as otherwise expressly provided in this Agreement (including as described on Schedule 6.2 and the other Transaction Documents) or (ii) as otherwise approved by Parent none of the Merging Companies shall, take any of the following actions:
     (i) amend its articles of incorporation or bylaws or equivalent documents;
     (ii) (i) declare, set aside, pay or make any dividend or other distribution with respect to its shares of capital stock, other than any such dividends or distributions to the Holding Company in the ordinary course of business, (ii) authorize for issuance, issue, grant, deliver, sell, pledge, dispose of or otherwise encumber shares of its capital stock or other securities or issue any rights to subscribe for or acquire any shares of its capital stock (other than the issuance of shares of capital stock upon the exercise following the date of this

Agreement of Company Options outstanding on the date of this Agreement and in accordance with the existing terms of such Company Options), (iii) split, combine or reclassify any shares of its capital stock or (iv) repurchase, redeem or acquire, or any amend any term of, any outstanding shares of capital stock or other securities;
     (iii) make any material change to its methods of accounting in effect on the date hereof, except as required by changes in GAAP as concurred with by the Company’s independent auditors, change its fiscal year or revalue any of its assets;
     (iv) except in the ordinary course of business, (i) enter into, modify any material term of, or terminate, any Material Contract, (ii) waive, release or assign any rights or claims other than immaterial rights or claims in the ordinary course of business or (iii) waive the benefits of, or agree to modify in any manner, any material confidentiality, standstill or similar agreement;
     (v) sell, transfer, assign, lease, license or otherwise dispose of or encumber any of the material assets pertaining to its business, other than (i) sales of inventory in the ordinary course of business and (ii) dispositions of immaterial tangible personal property not required for use in its business;
     (vi) acquire by merger or consolidation with, or merge or consolidate with or into, or purchase substantially all of the equity interests or assets of, or otherwise acquire any material business of, any corporation, partnership, association or other business organization or division thereof, or adopt a plan of complete or partial liquidation, dissolution, restructuring or other reorganization;
     (vii) (x) take any action with respect to the grant of any material severance or termination pay (other than pursuant to policies or agreements in effect on the date hereof) which will become due and payable on or after the Closing Date, except as otherwise required by Legal Requirement or consistent with past practices; (y) make any material change in its key management structure, including, without limitation, the hiring of additional officers or the termination of existing officers, other than in the ordinary course of business; or (z) adopt, enter into or amend any material provision of any Benefit Plan;
     (viii) settle any claim, litigation or action, whether now pending or hereafter made or brought, other than immaterial claims occurring in the ordinary course of business and other than any such settlement providing solely for the payment of money in satisfaction in full of such claim, litigation or action to the extent such payment or obligation to pay is reflected in a reserve reflected on the Most Recent Balance Sheet;
     (ix) cancel (x) any indebtedness owed to it by any Affiliate or (y) any third party indebtedness owed to it in excess of $50,000 in the aggregate;

     (x) make or commit to make any capital expenditure if, after giving effect thereto, the capital expenditures made or committed to be made after the date of this Agreement would exceed $100,000 in the aggregate, or enter into any lease of capital equipment or property under which the annual lease charges exceed $100,000 in the aggregate;
     (xi) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes and items stated on Tax returns, file any material Tax return (except in the ordinary course of business), enter into any closing agreement or settle any claim or assessment in respect of material Taxes, or surrender any right to claim a material Tax refund or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
     (xii) enter into any transaction with any of its Affiliates other than pursuant to arrangements in effect on the date hereof;
     (xiii) (i) make any changes in the terms of employment of any officer and director outside the ordinary course of business, (ii) increase the compensation, bonus or other benefits of any director, officer, consultant or employee, except for increases in the ordinary course of business that are consistent with past practice, or increases required pursuant to any Benefit Plan, (iii) other than in the ordinary course of business, enter into, amend or modify any employment, consulting, severance, termination or similar agreement with any director, officer or employee, or otherwise increase the compensation of any director, executive officer or employee, or other than as set forth on Schedule 6.2(xiii), grant any bonuses to any director, executive officer or employee, (iv) accelerate the payment of compensation or benefits to any director, officer or employee, except for payment required under any Benefit Plan or (v) take any action that could give rise to severance benefits payable to any officer, director, or employee of the Company or Company Sub as a result of consummation of any of the transactions contemplated by this Agreement;
     (xiv) grant or authorize or propose any grant of any options, appreciation rights or other rights to acquire securities or, except as permitted in or contemplated by this Agreement, accelerate, amend or change the period of exercisability or vesting of options or other rights granted under any stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;
     (xv) except in the ordinary course of business, (w) create, incur or assume any long-term debt, (x) create, incur or assume any Lien on any material asset other than trading Liens and Liens under equipment leases, in each case, entered into in the ordinary course of business, (y) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any obligations of any Person or (z) make any loans, advances or capital contributions to or investments in any Person; or

     (xvi) agree, whether in writing or otherwise, to do any of the foregoing.
     Notwithstanding the foregoing, nothing in this Section 6.2 prohibits the Merging Companies from taking any action or omitting to take any action as required or as contemplated by this Agreement, as required by Legal Requirement, or otherwise approved in writing by the Parent, which approval may not be unreasonably withheld or delayed.
     6.3 HSR Act. Each of the Holding Company and the Parent will, to the extent required by any applicable Legal Requirement and, if so required, as soon as practicable following the execution and delivery of this Agreement by the parties hereto (but in no event later than fifteen (15) days) thereafter, file or cause their respective ultimate parents to file, with the FTC and the DOJ the notification and report form required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSR Act. The Holding Company and the Parent will furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. The Holding Company and the Parent will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and will comply promptly with any such inquiry or request. The Holding Company and the Parent will use their commercially reasonable efforts to obtain any clearance required under the HSR Act for the Transactions, provided, however, that under no circumstances shall the Parent or its Affiliates be required to agree to any divestiture or hold separate arrangements or any limitation on the operation of any business (including, after the Merger, any business of the Merging Companies). The Parent is solely responsible for any filing fees payable by the Parent or the Holding Company under the HSR Act.
     6.4 Efforts to Consummate. Each of parties hereto will use its commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, all lawful and reasonable things within such party’s control necessary to fulfill the conditions precedent to the obligations of the other party(ies) hereunder and to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing (a) the Holding Company will use commercially reasonable efforts to obtain the Required Consents, (b) the Holding Company will give any notices to, make any filings with, and use commercially reasonable efforts to obtain the Governmental Authorizations described in Section 3.2(f). Nothing in this Agreement is construed as an attempt or an agreement by the Holding Company to assign or cause the assignment of any Contract or Governmental Authorization which is by Legal Requirement non assignable without the consent of the other party or parties thereto, unless such consent has been given. In no event are “commercially reasonable efforts” deemed to require the payment of any cash or other consideration, or the making of any material concession, by any party to this Agreement or any of their respective Affiliates.
     6.5 Shareholders Meeting. The Holding Company shall, in accordance with the WBCL and its Articles of Incorporation and Bylaws, as promptly as reasonably practicable, duly call, give notice of, convene and hold a special meeting of the Holding Company’s shareholders

(the “Shareholders Meeting”) for the purpose of obtaining the Shareholder Approval. The notice of the meeting shall include the notice of dissenters’ rights required by Section 180.1320 of the WBCL. The notice of the Shareholders Meeting shall be accompanied by a proxy statement that is in form and substance reasonably acceptable to the Parent, which shall include the recommendation of the Holding Company’s Board of Directors that the Shareholder Approval be given.
     6.6 Execution of Additional Documents. Prior to Closing, from time to time, as and when requested by a party hereto, each party hereto will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary to consummate the Transactions or otherwise give effect to the provisions of this Agreement.
     6.7 Publicity. Except as provided in Section 8.3, no public release or announcement concerning the Transactions may be issued by any party hereto or such party’s Affiliates or Agents without the prior consent of the other parties hereto, except as follows: (a) the Buyer Parties may make such disclosure in any documents utilized in connection with its financing for the Transactions, but only after the recipients of such documents have been informed of the confidential nature of the Transactions and such recipients have agreed to maintain the confidentiality of the Transactions; (b) any release or announcement required by applicable Legal Requirements, provided the party required to make the release or announcement uses commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; and (c) each party may disclose to their investors and advisors the names of the Holding Company and the Buyer Parties, the date of the Transactions, the price and the key terms under this Agreement, provided, however, that such investors and advisors understand the confidential nature of such information and agree to maintain the confidentiality of such information.
     6.8 Contract Guarantees. Prior to Closing, the parties shall use commercially reasonable efforts (a) to cause all guarantees, suretyship, performance and other bonds, letters of credit or similar arrangements securing the performance of any of the Merging Companies or any of its subcontractors, agents or affiliates and required pursuant to the terms of the Contracts (“Contract Guarantees”) to continue in full force and effect following the Effective Time or (b) to cause such Contract Guarantees to be replaced with other guarantees, suretyship, performance and other bonds, letters of credit or similar arrangements in accordance with the terms of such Contracts, in either case referred to in clause (a) or (b), without cost or liability to any Seller.
     6.9 Employee Bonuses. None of the bonuses described on Schedule 6.9 (the “Senior Executive Bonuses”) were paid before January 1, 2008. All the Senior Executive Bonuses shall be calculated and paid not later than the day before the Closing Date. Such bonuses shall be calculated in the same manner as described on Schedule 4.15.
ARTICLE 7
DISCLOSURE SCHEDULE; ABSENCE OF OTHER WARRANTIES
     7.1 General. The information set forth in the Schedules attached hereto refers solely to the section or paragraph of this Agreement to which such schedule and information is responsive provided, however, that any matter set forth in a Schedule shall be deemed also to be a disclosure against any other section of Article IV to the extent it is readily apparent on the face of such Schedule that such matter is applicable to such other section. All capitalized terms used and not otherwise defined in the Schedules have the same meanings ascribed to such terms in this Agreement.
     7.2 No Additional Warranties or Representations; Due Diligence. The Buyer Parties acknowledge that none of the Merging Companies nor any other Person have made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Merging Companies or the Business, which has been communicated, furnished or made available to any of the Buyer Parties or their respective Agents, except as expressly set forth in the Transaction Documents. None of the Merging Companies nor any other Person is or will be subject to any liability to any Buyer Indemnified Party or any other Person resulting from the distribution to any of the Buyer Parties or their respective Agents, or any of the Buyer Parties’ or their respective Agents’ use of, any such information, documents or material made available to any of the Buyer Parties or their respective Agents in Records stored on computer disks, in online or physical “data rooms,” provided during management presentations or in any other forms in expectation of the Transactions except as expressly set forth in the Transaction Documents. The Buyer Parties acknowledge and agree that none of the Buyer Parties or any of their respective Agents has relied, and none of such Persons is relying, upon any statement, warranty or representation (whether written or oral) not made in the Transaction Documents.
ARTICLE 8
POST-CLOSING COVENANTS
     8.1 Records and Personnel. The Seller Representative may, following the Closing, retain copies of the Merging Companies’ Records, including Records stored on computer disks or tapes or any other storage medium, as the Seller Representative is reasonably likely to need in connection with any accounting, auditing and Tax requirements, any Legal Requirements and any claims or Proceedings relating in whole or in part to the Sellers or any of the Merging Companies. Except to the extent reasonably necessary in connection with the foregoing, the Seller Representative shall treat all such records and the information therein as strictly confidential and shall use reasonable best efforts to prevent the disclosure thereof.
     8.2 Cooperation. The parties hereto will cooperate with each other and will cause their respective Agents to cooperate with each other following the Closing to ensure the orderly transition of the ownership of the Holding Company and the Business to the Parent and to minimize any disruption to the Business that might result from the Transactions. If reasonably requested by the Seller Representative following the Closing, the Surviving Corporation shall permit access by the Seller Representative to the books, records and personnel of the Surviving Corporation, at the sole cost and expense and only to the extent not disruptive of business operations.
     8.3 Publicity. Following the Closing, each party may disclose the general terms of the Transactions for marketing purposes to the investment community; provided, however, that in no case may such disclosure include the Merger Consideration, except to the extent required by Legal Requirement.
     8.4 D&O Indemnification. Following the Closing, the Parent will cause the Surviving Company and the Operating Companies to honor all obligations regarding limitation of liability and indemnification of current or former directors and officers and the advancement of expenses incurred, to the extent such obligations are contained in the Articles of Incorporation, Bylaws or other organizational documents, as applicable, of the Merging Companies as of the date of this Agreement and will honor and fulfill to the fullest extent permitted by applicable law such limitation of liability and indemnification obligations. Subsequent to the Closing, the Parent will cause the Surviving Company and the Operating Companies to indemnify and advance expenses to current or former directors, officers and employees of any of the Merging Companies, the Surviving Company, and trustees or administrators of Benefit Plans, to the same extent as provided in the preceding sentence.
     8.5 D&O Liability Insurance. The Parent acknowledges that prior to the Closing, the Holding Company may purchase “tail” directors’ and officers’ liability insurance.
ARTICLE 9
TERMINATION
     9.1 Grounds for Termination. This Agreement may, by notice given prior to or at the Closing, be terminated as follows:
          (a) by mutual written consent of the Parent and the Holding Company;
          (b) by either the Parent or the Holding Company if the Closing has not occurred (other than as a result of any party seeking to terminate this Agreement to comply fully with such party’s obligations under this Agreement) on or before March 31, 2008, or such later date as the parties may agree upon in writing (the “Outside Date”).
          (c) by either the Holding Company or the Parent by giving written notice to the other party if any Governmental Body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such order, decree, ruling or other action shall not be subject to appeal or shall have become final and unappealable;
          (d) by the Holding Company if (i) there shall have been a material breach of any representation or warranty on the part of the Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of the Parent or Merger Sub shall have become materially untrue, in either case such that the conditions set forth in Section 3.3(a) would be incapable of being satisfied by the Outside Date or (ii) there shall have been a material breach by Parent or Merger Sub of any of their respective covenants or agreements hereunder such that the conditions set forth in Section 3.3(b) would be incapable of being satisfied by the Outside Date;
          (e) by the Parent if (i) there shall have been a material breach of any representation or warranty on the part of the Holding Company set forth in this Agreement, or if any representation or warranty of the Holding Company shall have become materially untrue, in either case such that the conditions set forth in Section 3.2(b) would be incapable of being satisfied by the Outside Date or (ii) there shall have been a material breach by the Holding Company of its covenants or agreements hereunder such that the conditions set forth in Section 3.2(c) would be incapable of being satisfied by the Outside Date; or
          (f) by the Parent if the Shareholders Meeting shall have been duly held and the vote cast at the Shareholders Meeting (including any adjournment thereof) shall be insufficient to constitute the Shareholder Approval.
     9.2 Effect of Termination. Any termination of this Agreement by a party under this Article 9 will be without liability to the other parties, other than any liability of any party may have arising out of a breach of this Agreement prior to such termination.
ARTICLE 10
INDEMNIFICATION
     10.1 Indemnification by the Merging Companies or the Sellers.
          (a) Subject to the limitations, conditions and restrictions set forth in this Agreement, if the Closing has not occurred, the Merging Companies and their respective successors and assigns will jointly and severally indemnify and defend the Buyer Indemnified Parties and hold them harmless from and against any and all Losses of or against the Buyer Indemnified Parties to the extent resulting from or arising out of (i) any breach as of the date hereof of any representation or warranty made by the Merging Companies in the Transaction Documents; (ii) any breach or non-fulfillment of any agreement or covenant of the Merging Companies contained in this Agreement which are to be performed prior to Closing, (iii) any Pre-Closing Tax Liability, and any and all Taxes of any Person other than a Merging Company or any Subsidiary thereof imposed on any Merging Company or any Subsidiary thereof as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the later of the Effective Date and the Closing Date (determined as provided in the definition of “Pre-Closing Tax Liability”), but in each case covered by this clause (iii) only to the extent such Pre-Closing Tax Liability exceeds the accrual for unpaid Taxes reflected on the final Closing Statement.
          (b) Subject to the limitations, conditions and restrictions set forth in this Agreement, if the Closing has occurred, each Seller and its successors and assigns will indemnify and defend the Buyer Indemnified Parties and hold them harmless from and against any and all Losses of or against the Buyer Indemnified Parties after the Closing to the extent resulting from or arising out of (i) any inaccuracy or breach of any representation or warranty made by the Merging Companies in Article 4 of this Agreement or in any of the other Transaction Documents as of the date hereof or as of the Closing Date; provided, however, that if any such representation or warranty is qualified in any respect by knowledge (other than the knowledge qualifiers contained in Sections 4.12, 4.13(c), 4.15(b), 4.19(d) and 4.23 and the last sentence of Section 4.13(b), which shall be unaffected by this provision), materiality or Material Adverse Effect, for purposes of this clause (i) such knowledge, materiality or Material Adverse Effect qualification will in all respects be ignored, (ii) any breach or non-fulfillment of any agreement or covenant of the Merging Companies contained in this Agreement, (iii) any Pre-Closing Tax Liability to the extent such Pre-Closing Tax Liability exceeds the accrual for unpaid Taxes as computed under Schedule 2.1, item 4, any Deal Bonus Tax Asset Shortfall, any Amortization Damage and, notwithstanding any disclosure under Section 4.15, any liability or cost associated with, including any loss of deduction resulting from any payment being an “excess parachute payment” for purposes of Section 280G and 4999 of the Code and any and all Taxes of any Person other than a Merging Company or any Subsidiary thereof imposed on any Merging Company or any Subsidiary thereof as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the later of the Effective Date and the Closing Date (determined as provided in the definition of “Pre-Closing Tax Liability”). For avoidance of doubt, the knowledge qualifications contained in the representations and warranties referred to above shall remain in full force and effect in accordance with the terms hereof for purposes of this Article 10.
     10.2 Indemnification by the Buyer Parties and the Surviving Company.
          (a) Subject to the limitations, conditions and restrictions set forth in this Agreement, if the Closing has not occurred, the Parent and Merger Sub and their successors and assigns will jointly and severally indemnify and defend the Merging Companies and their respective successors and assigns and hold each of them harmless from and against any and all Losses of or against the Merging Companies and their respective Affiliates, to the extent resulting from or arising out of (i) any breach as of the date hereof of any representation or warranty made by any of the Buyer Parties in the Transaction Documents and (ii) any breach or non-fulfillment of any agreement or covenant of any of the Buyer Parties contained in the Transaction Documents which are to be performed prior to Closing.
          (b) Subject to the limitations, conditions and restrictions set forth in this Agreement, if the Closing has occurred, the Parent, the Surviving Company, and their respective successors and assigns will jointly and severally indemnify and defend the Sellers and their respective successors and assigns and hold each of them harmless from and against any and all Losses of or against any of the Sellers and their respective Affiliates, to the extent resulting from or arising out of (i) any breach as of the date hereof or as of the Closing Date of any representation or warranty made by any of the Buyer Parties in the Transaction Documents and or (ii) any breach or non-fulfillment of any agreement or covenant of any of the Buyer Parties contained in the Transaction Documents.
          (c) Subject to the limitations, conditions and restrictions set forth in this Agreement, if the Closing has occurred, the Parent, the Surviving Company, and their respective successors and assigns will pay over to the Sellers, their Affiliates and their respective successors and assigns any refund of any Pre-Closing Tax Liability received upon final resolution or settlement of any Tax issue, item, audit, actual or proposed adjustment, litigation, or assessment relating to any Tax Period or portion of a Tax Period that occurred prior to Closing; provided however, that any refund of a Pre-Closing Tax Liability attributable to the carry back of a loss attributable to a Tax Period ending after December 31, 2007 shall be retained by the Buyer.
     10.3 Procedure Relative to Indemnification.

          (a) In the event that any party hereto claims that it is entitled to be indemnified, defended or held harmless pursuant to the terms of this Article 10 (each, a “Claim”), such party (the “Claiming Party”) will promptly notify the party or parties against which the claim is made (the “Indemnifying Party”) in writing (a “Claim Notice”) of such Claim promptly after the Claiming Party receives notice of any action, Proceeding, demand or assessment or otherwise has received notice of any claim of a third party (a “Third-Party Claim”) that may reasonably be expected to result in a Claim by the Claiming Party against the Indemnifying Party. The Claim Notice will specify the breach of representation, warranty, agreement or covenant claimed by the Claiming Party and the Losses incurred by, or imposed upon, the Claiming Party on account thereof. If such Losses are liquidated in amount, the Claim Notice will so state, and such amount is deemed the amount of the Claim of the Claiming Party. If the amount is not liquidated, the Claim Notice will so state, and in such event a Claim is deemed asserted against the Indemnifying Party on behalf of the Claiming Party, but no payment will be made on account thereof until the amount of such claim is liquidated and the Claim is finally determined.
          (b) The following provisions apply to Claims of the Claiming Party which are based upon a Third-Party Claim (including any form of Proceeding filed or instituted by any Governmental Body):
     (i) Subject to the other provisions of this Section 10.3(b), the Indemnifying Party has the right, upon receipt of the Claim Notice and at its expense, after acknowledging its responsibility to provide indemnity and defense, to defend such Third-Party Claim in its own name or, if necessary, in the name of the Claiming Party. If the Indemnifying Party wishes to exercise its right to defend a Third-Party Claim, it must first give written notice to that effect to the Claiming Party within 15 days after the Claiming Party gives notice of the Third-Party Claim. The Claiming Party will cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested of the Claiming Party, and the Claiming Party has the right, at the Claiming Party’s expense, to participate in the defense. The Indemnifying Party has the right to settle and compromise such Third-Party Claim only with the consent of the Claiming Party (which consent may not be unreasonably withheld or delayed) unless there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other Claims that may be made against the Claiming Party, and the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (subject to the Basket Amount).
     (ii) Regardless of whether the Indemnifying Party elects to defend the Third-Party Claim, the Indemnifying Party has the right within thirty (30) days from receipt of the Claim Notice to notify the Claiming Party that the Indemnifying Party disputes the merits of the Third-Party Claim or that the Third-Party Claim is the subject of indemnification hereunder. Following any such notice of dispute, the Indemnifying Party no longer shall have the right to defend the Third-Party Claim under Section 10.3(b)(i).

     (iii) In the event that the Indemnifying Party notifies the Claiming Party that the Indemnifying Party does not wish to defend the Third-Party Claim, or fails to notify the Claiming Party of its election to defend the Third-Party Claim within the 15-day period referred to in Section 10.3(b)(i), then the Claiming Party has the right to conduct a defense against such Third-Party Claim and will have the right to settle and compromise such Third-Party Claim, and the Indemnifying Party will have none of the rights designated in Section 10.3(b)(i).
          (c) Upon receipt of a Claim Notice that does not involve a Third-Party Claim, the Indemnifying Party has thirty (30) days from the receipt of such Claim Notice to notify the Claiming Party that the Indemnifying Party disputes such Claim. If the Indemnifying Party does not timely notify the Claiming Party of such dispute, then the amount of such Claim is deemed, conclusively, a liability of the Indemnifying Party hereunder. If the Indemnifying Party does timely notify the Claiming Party of such dispute, then the Claiming Party has thirty (30) days to respond in a written statement to the objection of the Indemnifying Party. If after such thirty (30)-day period there remains a dispute as to any such Claim, then the Claiming Party and the Indemnifying Party will attempt in good faith for a period not to exceed thirty (30) additional days to agree upon the rights of the respective parties with respect to such Claim. If the parties should so agree, a memorandum setting forth such agreement will be prepared and signed by the Parent and the Seller Representative. If the parties do not agree within such additional thirty (30)-day period, then the Claiming Party may pursue any and all other remedies available to it hereunder.
          (d) Once the amount of any Claim under this Article 10 is liquidated and the Claim is finally determined, the Claiming Party is entitled to pursue each and every remedy available to it at law or in equity to enforce the indemnification provisions of this Article 10 and, in the event it is determined, or the Indemnifying Party agrees, that it is obligated to indemnify the Claiming Party for such Claim, the Indemnifying Party agrees to pay all costs, expenses and fees, including all reasonable attorneys’ fees which may be incurred by the Claiming Party in attempting to enforce indemnification under this Article 10, whether the same is enforced by suit or otherwise which the Indemnifying Party and the Claiming Party agree are due to the Claiming Party or which a court, arbitrator or other judicial body determines are due to the Claiming Party. In the event it is determined, or the Claiming Party agrees, that the Indemnifying Party is not obligated to indemnify the Claiming Party for such Claim, the Claiming Party will pay all costs, expenses and fees, including reasonable attorneys’ fees, which may have been incurred by the Indemnifying Party in defending or disputing the Claim by the Claiming Party under this Article 10.
          (e) In the event that any Buyer Indemnified Party receives any oral or written communication regarding any pending or threatened examination, claim, adjustment or other Proceeding with respect to the liability of the Surviving Company and the Operating Companies for Taxes for which the Sellers are or may be liable under this Agreement by reason of the indemnity provided in Section 10.1(b)(iii) or a breach of any representation or warranty set forth in Section 4.15 (a “Tax Claim”), such Buyer Indemnified Party will, within 30 days, notify the Seller Representative in writing thereof, and the Sellers, through the Seller Representative, are entitled, at their sole expense, to control or settle the contest of, any examination, claim, adjustment or Proceeding to the extent that such examination, claim, adjustment or Proceeding could give rise to such liability; provided, however, that the Sellers may not take or advocate any position that could reasonably be expected to have an adverse effect on the Surviving Company or any of its Affiliates without the prior written consent of the Surviving Company. The Sellers through the Seller Representative will keep the Surviving Company fully and timely informed with respect to the commencement, status and nature of any such Tax Proceeding. The Surviving Company will cooperate fully with the Seller Representative in handling any such Tax Claim. The Surviving Company will provide, or cause to be provided to the Seller Representative or its designee, all necessary authorizations, including powers of attorney, to control any such Tax Proceeding which the Sellers are entitled to control pursuant to this Section 10.3(e). If any such Tax Proceeding relating to a Tax Claim results in the payment of any Taxes for which the Sellers are liable hereunder, and the Surviving Company or any of its respective Affiliates receives a corresponding Tax benefit relating to the circumstances which give rise to the Tax Claim in the Tax Period of payment or in the subsequent two Tax Periods, then the Surviving Company or its respective Affiliate shall pay to the Sellers (i) the actual reduction in Taxes due and payable in such Tax Period below the amount of Taxes that would have been due and payable but for the circumstances which give rise to such Tax payment by Sellers, or (ii) any refund of Taxes already paid attributable to such Tax payment by Sellers, provided however, that any Tax benefit taken into account for purposes of this sentence shall not also be taken into account or refunded pursuant to Section 10.2(c).
          (f) For purposes of this Section 10.3 and subject to Article 12, the Seller Representative will act on behalf of the Sellers.
          (g) No failure or delay on the part of any Buyer Indemnified Party in providing any notice required hereunder shall limit or affect such Buyer Indemnified Party’s right to be indemnified hereunder except only to the extent that the Sellers are actually prejudiced thereby.
     10.4 Limits on Indemnification.
          (a) Notwithstanding anything contained in the Transaction Documents to the contrary, neither the Sellers nor the Merging Companies shall be obligated to indemnify, defend or hold harmless any Buyer Indemnified Party with respect to any Losses from any Claim asserted pursuant to Section 10.1(b)(i) other than Specified Claims except to the extent that the aggregate Losses from all Claims exceed an amount equal to $2,470,000 (the “Basket Amount”), which amount is to serve as a “deductible” or “non-tipping basket.”
          (b) Notwithstanding anything contained in the Transaction Documents to the contrary:
     (i) in no event may the Sellers’ and the Merging Companies’ aggregate liability for Losses pursuant to Section 10.1(b)(i) or otherwise other than Specified Claims exceed, in the aggregate, the Escrow Account balance as determined and reduced pursuant to Section 2.3; provided, however, that such aggregate limit of liability shall not be less than the Escrow Account balance immediately after First Escrow Release Date; and

     (ii) any and all Losses recoverable by any Buyer Indemnified Party pursuant to this Article 10 or otherwise shall first be paid from the funds in the Escrow Account.
          (c) In the event the Closing does not occur and any Buyer Indemnified Party asserts a Claim pursuant to Article 10, the Losses such Buyer Indemnified Person may recover from the Merging Companies are limited to the costs and expenses (including reasonable attorneys’ and accountants’ fees) actually incurred by such Buyer Indemnified Person in connection with this Transaction.
          (d) Each of the representations and warranties of the Merging Companies and the Buyer Parties contained in the Transaction Documents, and each of the agreements and covenants to be performed by the Merging Companies and the Buyer Parties prior to the Closing, survive for a period equal to four hundred fifty (450) days following the Closing Date; provided, however, all claims for indemnity under Section 10.1(b)(iii) and all claims for indemnity based on any of the representations, warranties, agreements and covenants of the Merging Companies and the Sellers set forth in Sections 4.1 (Authority; Authorization; Enforceability), 4.7 (Capitalization), 4.15 (Taxes), and 4.24 (Brokers; Agents) and Article 11 (Tax Matters) (the “Specified Claims”) shall survive the Closing until 30 days after the expiration of the longest applicable statute of limitations. All of the agreements and covenants of the Merging Companies and the Buyer Parties contained in the Transaction Documents to be performed after the Closing shall survive after the Closing Date in accordance with their terms. Any Claim based upon a breach of a representation, warranty, agreement or covenant which is made in writing prior to the expiration of the applicable survival period survives such expiration until resolved or judicially determined.
          (e) With respect to each Claim, the Claiming Party (or in the case of a Claim by any Buyer Indemnified Party after Closing or the Surviving Company) will upon written request by the Indemnifying Party use reasonable efforts to assert all claims that are applicable to such claim under all insurance policies, and any Losses that may be recovered by the Claiming Party with respect to such Claim will be net of any insurance proceeds actually received with respect thereto. The parties will reasonably cooperate with a view to optimizing the availability of insurance coverages. To the extent that insurance proceeds are collected after a Claim has been settled, the Claiming Party will restore the Indemnifying Party to the same economic position as would have existed had such insurance proceeds been collected prior to the settlement of such Claim. Nothing in this Section 10.4(e) shall require the commencement of any litigation or other dispute resolution procedures.
          (f) If any of the Losses for which an Indemnifying Party is responsible or allegedly responsible under this Article 10 are recoverable or reasonably likely to be recoverable against any third party at the time that payment is due hereunder, the Claiming Party will assign any and all rights that it may have to recover such Losses to the Indemnifying Party or, if such rights are not assignable for any reason, the Claiming Party will attempt in good faith but at the Indemnifying Party’s sole cost and expense to collect any and all such Losses on account thereof from such third party for the benefit of the Indemnifying Party. The Claiming Party will reimburse the Indemnifying Party for any and all Losses paid by the Indemnifying Party to the Claiming Party pursuant to this Agreement to the extent such amount is subsequently paid to the

Claiming Party by any Person other than the Indemnifying Party. Nothing in this Section 10.4(f) shall require the commencement of any litigation or other dispute resolution procedure.
          (g) Notwithstanding anything contained in the Transaction Documents to the contrary, (i) to the extent (but only to the extent) that any Loss resulting from any breach of any representation, warranty, covenant or agreement of the Merging Companies under Article 4 is taken into account as a current liability, reserved or accrued, in determining the final Closing Statement, or otherwise taken into account in the calculation of the Final Merger Consideration, (A) no Buyer Indemnified Party may recover the amount of such Loss that is so reserved or accrued through a Claim pursuant to Article 10 or otherwise and (B) the amount of such Loss that is so reserved or accrued is not included in the determination of whether all Losses, in the aggregate, exceed the Basket Amount and (ii) no Buyer Indemnified Party may recover duplicative Losses in respect of a single set of facts or circumstances under more than one representation or warranty in the Transaction Documents regardless of whether such facts or circumstances would give rise to a breach of more than one representation or warranty in this Agreement.
          (h) Notwithstanding anything contained in the Transaction Documents to the contrary, the Losses for which indemnity is available shall not include consequential, incidental, indirect, special, exemplary or punitive damages (except that any such damages awarded to a third party and covered by a Third Party Claim shall be recoverable as Losses and shall not be subject to this Section 10.4(h)), including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity; provided, however, that claims based on diminution of value will be recoverable to the extent such claim (i) is made in respect of a breach of a representation that adversely affects the earnings of the Merging Companies, (ii) in respect of an issue which is recurring (as opposed to non-recurring) in nature, and (iii) is not otherwise actually able to be mitigated via surcharges to customers of the Business with no other adverse effect to the Business. For purposes of this Section 10.4(h), Amortization Damages (as defined in Article 13) shall be deemed not to include any consequential, incidental, indirect, special, exemplary or punitive damages.
          (i) The Claiming Party shall take and cause its Affiliates to take commercially reasonable steps to mitigate any Losses upon becoming aware of any event which gives rise to such Claim; provided, however, that an Indemnifying Party’s obligation under this Agreement shall survive even if the Claiming Party or its Affiliates do not take commercially reasonable steps to mitigate any Losses, so long as such failure does not materially prejudice such Indemnifying Party, in which case such Indemnifying Party’s obligations shall be adjusted solely to the extent of such prejudice.
     10.5 Sole Remedy. Following the Closing, the sole remedy of any Claiming Party for any and all claims with respect to a breach of representations or warranties contained in the Transaction Documents and the Transactions (except in the case of fraud or deliberate and knowing breach of a representation or warranty) is as set forth in this Article 10, and no Person has any other entitlement, remedy or recourse, whether in contract, tort or otherwise, against the other parties with respect to the Transactions, all of such remedies, entitlements and recourse being expressly waived by the parties hereto to the fullest extent permitted by Legal Requirements.

ARTICLE 11
TAX MATTERS
     11.1 Tax Returns. The Parent will cause the Surviving Company to timely file all Pre-Closing Income Tax Returns of the Surviving Company due on or after the Closing Date. Except to the extent that it would constitute a violation of law, such Returns will be prepared and filed on a basis consistent with the existing procedures for preparing such Returns and in a manner consistent with prior practices, elections and accounting methods for the treatment of specific items on a Tax Return. At least thirty (30) days prior to the due date of any Pre-Closing Income Tax Return (after taking into account any applicable extensions), the Parent will, or will cause the Surviving Company to, deliver to the Seller Representative a copy of a Pre-Closing Income Tax Return (and any related work papers) for the Seller Representative’s review and comment. The Seller Representative will deliver a copy of such Pre-Closing Income Tax Return to the Parent with any of its comments at least ten (10) days prior to the due date (after taking into account any applicable extensions) of such Pre-Closing Income Tax Return, and the Parent will cause the Surviving Company to incorporate all reasonable comments that could not be reasonably expected to have an adverse effect on the Surviving Company prior to timely filing such Return with the appropriate Tax Authority. Upon request of Parent, the Seller Representative shall cause the Sellers to pay, when due and payable, all Pre-Closing Tax Liabilities to the extent such Pre-Closing Tax Liabilities exceed the accrual for unpaid Taxes, calculated as provided in Schedule 2.1. The Parent and the Surviving Company may not amend, modify or otherwise change any Return that relates to any period ending on or before the Closing Date or take any action to extend the applicable statute of limitations with respect to any Pre-Closing Income Tax Return, in each case, without the prior written permission of the Seller Representative (which shall not be unreasonably withheld) or unless such amendment, modification or change is legally required.
     11.2 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any penalties and interest) attributable to the Merger and the other Transactions pursuant to the Transaction Documents will be paid by the Surviving Company when due, and the Surviving Company will, at its own expense, file all necessary Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Legal Requirements, the Sellers will join in the execution of any such Returns and other documentation.
     11.3 Tax Treatment of Certain Payments. For all relevant Tax purposes, all Losses payable pursuant to Article 10 are treated as adjustments to the Merger Consideration. The Sellers and the Parent agree to treat the Indemnity Escrow Amount as assets of the Parent and the Sellers will pay all Taxes on any interest or other income earned with respect to the Indemnity Escrow Amount until such funds are distributed in accordance with the Escrow Agreement.
ARTICLE 12
SELLER REPRESENTATIVE
     12.1 Appointment of the Seller Representative. By approval and adoption of this Agreement, each Seller hereby irrevocably appoints David Pelisek, David Lubar and Scott Ransom, and their duly appointed successors, as its, his or her true and lawful attorney in fact and agent (the “Seller Representative”), with full power of substitution or resubstitution, to act on behalf of such Seller in any disputes involving the Transaction Documents (other than any disputes involving Claims for which such Seller is solely liable), to do or refrain from doing all such further acts and things, and to execute all such documents as the Seller Representative deems necessary or appropriate in connection with the Transactions, including the power:
     (i) to act for such Seller with regard to Claims (other than Claims for which such Seller is solely liable), including the power to compromise any Claim on behalf of such Seller and to transact matters of litigation, and to act for such Seller under the Escrow Agreement;
     (ii) to execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Seller Representative deems necessary or appropriate in connection with the consummation of the Transactions;
     (iii) to receive funds, make payments of funds, and give receipts for funds;
     (iv) to retain and pay funds pursuant to Section 12.4;
     (v) to receive funds for the payment of expenses of such Seller and apply such funds in payment for such expenses; and
     (vi) to do or refrain from doing any further act or deed on behalf of such Seller that the Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as such Seller could do if personally present.
     12.2 Other Powers and Duties of the Seller Representative. The Seller Representative will act as a committee, and all decisions of the Seller Representative will be made by the majority consent at a meeting (in person or telephonic) or the unanimous written consent of the members (which may be evidenced by e-mail correspondence). Each member of the Seller Representative is free to resign and is entitled to appoint his or her successor. The appointment of the Seller Representative is deemed coupled with an interest and is irrevocable, and the parties hereto and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Seller Representative in all matters referred to herein. Any action taken by the Seller Representative will be in writing and will be signed by any member of the Seller Representative. All notices required to be made or delivered by any Buyer Party or the Surviving Company to the Sellers pursuant to Section 12.1 or 12.2 or otherwise will be made to the Seller Representative, which will discharge in full all other notice requirements of the Buyer Parties to the Sellers with respect thereto. The Sellers hereby confirm and ratify all that the Seller Representative does or causes to be done by virtue of its appointment as the representative of the Sellers hereunder. The Seller Representative will act for the Sellers on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Sellers, and consistent with the obligations of the Sellers under this Agreement, but the Seller Representative is not responsible to the Sellers for any loss or damages which the

Sellers may suffer by the performance of the Seller Representative’s duties under this Agreement, other than actual out-of-pocket loss or damages arising from willful violation of any Legal Requirement bad faith or fraud in the performance of such duties under this Agreement and in no event do any such losses or damages include consequential, incidental, indirect, special, exemplary or punitive losses or damages of any kind whatsoever. The Seller Representative does not have any duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities are read into this Agreement or otherwise exist against the Seller Representative.
     12.3 Reliance by the Seller Representative. The Seller Representative is entitled to rely, and is fully protected in relying, upon any statements furnished to it by any party hereto or any other evidence reasonably deemed by the Seller Representative to be reliable, and the Seller Representative is entitled to act on the advice of counsel selected by it. The Seller Representative is fully justified in failing or refusing to take any action under this Agreement unless it has received such advice or concurrence of the Sellers as it deems appropriate or it has been expressly indemnified to its satisfaction by the Sellers (severally but not jointly) against any and all liability and expense that the Seller Representative may incur by reason of taking or continuing to take any such action. The Seller Representative is in all cases fully protected in acting, or refraining from acting, under this Agreement in accordance with a request of the Sellers whose Escrow Account balances, in the aggregate, at the time of such request exceed fifty percent (50%) of the Escrow Account balances of all Sellers at the time of such request, and such request, and any action taken or failure to act pursuant thereto, is binding upon all the Sellers to the extent otherwise permitted hereunder.
     12.4 Expenses of the Seller Representative. The Seller Representative is entitled to retain counsel and to incur such expenses (including court costs and reasonable attorneys’ fees and expenses) as the Seller Representative deems to be necessary or appropriate in connection with its performance of its obligations under this Agreement. Each Seller will bear a percentage of all reasonable fees and expenses incurred by the Seller Representative in performing its duties hereunder or under the Escrow Agreement, which percentage is equal to such Seller’s pro rata share of the Reserve Amount. Such expenses may be paid from the Reserve Amount.
     12.5 Indemnification. Each Seller hereby agrees (severally but not jointly) to indemnify the Seller Representative (in its capacity as such) against, and to hold the Seller Representative (in its capacity as such) harmless from, its proportionate share (based on the aggregate Per Share Merger Consideration payable with respect to all of the Merger Shares held of record by such Seller as a percentage of the Merger Consideration) of any and all Losses of whatever kind which may at any time be imposed upon, incurred by or asserted against the Seller Representative in such capacity in any way relating to or arising out of the Seller Representative’s action or failure to take action pursuant to this Agreement or the Escrow Agreement or in connection herewith or therewith in such capacity; provided, however, that no Seller is liable for the payment of any portion of such Losses to the extent resulting from the bad faith or fraud of the Seller Representative or any willful violation by the Seller Representative of its obligations under this Agreement. Each Seller hereby authorizes the Seller Representative to apply proceeds otherwise distributable to the Sellers pursuant to this Agreement or the Escrow Agreement to satisfy any of such Seller’s obligations under this Section 12.5.

     12.6 Survival. The agreements in this Article 12 survive termination of this Agreement.
ARTICLE 13
DEFINITIONS
     “Adjustment Amount” means $8,645,000.
     “Affiliate” means with reference to any Person, another Person controlled by, under the control of or under common control with, that Person.
     “Agent” means with respect to a particular Person, any director, manager, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
     “Agreement” has the meaning set forth in the Preamble to this Agreement.
     “Amortization Damage” means the present value of the disallowance of any current or future amortization deductions with respect to the intangible assets reflected in the books and records of the Merging Companies and arising, directly or indirectly, from the acquisition of MEA in 2004. Such present value calculation shall be made using the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of the final determination of such disallowance.
     “Appraisal Rights Amount” means (a) if there are no Dissenting Shareholders as of the Closing Date, zero, and (b) otherwise, an amount equal to the Per Share Merger Consideration for each Dissenters’ Share held by the Dissenting Shareholders, plus an amount equal to the greater of (x) 10% of such aggregate Per Share Merger Consideration of the Dissenters’ Shares and (y) $200,000.
     “Arbitrator” has the meaning set forth in Section 2.1(d).
     “Articles of Merger” has the meaning set forth in Section 1.2.
     “Basket Amount” has the meaning set forth in Section 10.4(a).
     “Benefit Plans” has the meaning set forth in Section 4.19(a).
     “Business” means the business of the Merging Companies as currently conducted.
     “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day in which commercial banks in New York, New York are authorized or required by Legal Requirement to be closed for the conduct of regular banking business.
     “Buyer Indemnified Parties” means: (i) if the Closing has not occurred, then Buyer Parties and their Affiliates; and (ii) if the Closing has occurred, then Buyer Parties and their Affiliates including the Surviving Company and its subsidiaries.

     “Buyer Parties” has the meaning set forth in Section 3.3(a).
     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
     “Certificate” has the meaning set forth in Section 2.2(b).
     “Claim” has the meaning set forth in Section 10.3(a).
     “Claim Notice” has the meaning set forth in Section 10.3(a).
     “Claiming Party” has the meaning set forth in Section 10.3(a).
     “Closing” means the closing of the Merger and the other Transactions.
     “Closing Balance Sheet” has the meaning set forth in Section 2.1(b).
     “Closing Date” means the date on which the Closing occurs.
     “Closing Date Indebtedness” means the aggregate amount as of the close of business on the day immediately preceding the Closing Date of all Indebtedness of the Holding Company and the other Merging Companies, as finally determined pursuant to Section 2.1.
     “Closing Statement” has the meaning set forth in Section 2.1(b).
     “Code” means the Internal Revenue Code of 1986, as amended, or any successor law.
     “Common Shares” means, collectively, the Voting Common Shares and the Non-Voting Common Shares.
     “Company Option” means an option to purchase Common Shares issued pursuant to the Holding Company’s 2004 Management Equity Compensation Plan or the Holding Company’s 2004 Directors Equity Compensation Plan.
     “Contract” means any agreement, contract, obligation, promise or undertaking that is legally binding.
     “Contribution Agreements” has the meaning set forth in Section 3.2(k)(ix).
     “Contribution Amount” means the amount of the Per Share Merger Consideration paid to certain Sellers pursuant to the terms and conditions of the Contribution Agreements.
     “Contract Guarantees” has the meaning set forth in Section 6.8.
     “Deal Bonus Tax Asset” means the tax asset permitted to be included on the Closing Balance Sheet pursuant to Schedule 2.1, item 1.
     “Deal Bonus Tax Asset Shortfall” means the amount, if any, equal to the product of (x) any portion of the deduction that MEA claims for the Tax Period ending December 31, 2008 in respect of the payments set forth on Schedule 4.15 that is disallowed for tax purposes for whatever reason (other than a unilateral action of the Surviving Company), multiplied by (y) the tax rate with respect to which the Deal Bonus Tax Asset was computed pursuant to Schedule 2.1.
     “Dissenting Shareholder” has the meaning set forth in Section 1.5.
     “Dissenters’ Shares” means the Shares with respect to which notice of intent to demand payment has been given in accordance with Section 180.1321 of the WBCL.
     “DOJ” means the Antitrust Division of the United States Department of Justice.
     “Effective Time” has the meaning set forth in Section 1.2.
     “Employment Agreements” has the meaning set forth in Section 3.2(k)(vii).
     “Environmental, Health and Safety Laws” means all existing and applicable Legal Requirements of federal, state and local Governmental Bodies concerning pollution or protection of the environment, public health and safety or employee health and safety, including Legal Requirements relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern into ambient air, surface water, ground water or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, as such requirements are enacted and in effect on the Closing Date.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and the rules and regulations promulgated thereunder.
     “ERISA Plan” has the meaning set forth in Section 4.19(a).
     “Escrow Account” means the escrow account established pursuant to the Escrow Agreement.
     “Escrow Agreement” means the Escrow Agreement among the Seller Representative, the Parent and Mellon Investor Services LLC, as escrow agent (the “Escrow Agent”).
     “Estimated Balance Sheet” means the estimated unaudited consolidated balance sheet of the Holding Company, as of the close of business on the day prior to the Closing Date, certified by the Chief Financial Officer of the Holding Company to have been prepared in accordance with the methodologies set forth in Section 2.1(b).
     “Estimated Closing Date Indebtedness” means the Holding Company’s estimate of the Closing Date Indebtedness as set forth in the Estimated Closing Statement.
     “Estimated Closing Statement” means a statement prepared by the Holding Company and certified by the Chief Financial Officer of the Holding Company to have been prepared in accordance with this Agreement, setting forth in reasonable detail (i) the Working Capital that would be calculated under Section 2.1 if the Estimated Balance Sheet were deemed to be the Closing Balance Sheet (assuming no disputes with respect thereto), (ii) a calculation of the

Estimated Working Capital Adjustment, (iii) a calculation of the Estimated Closing Date Indebtedness, and (iv) a calculation of the Estimated Total Cash Equity Price.
     “Estimated Total Cash Equity Price” means the Total Cash Equity Price that would be payable if the Estimated Working Capital Adjustment was deemed to be the Working Capital Adjustment and the Estimated Closing Date Indebtedness was deemed to be the Closing Date Indebtedness (and as a result, there was no Shortfall Reduction or Excess Payment) and assuming no amounts will be released from the Escrow Account or the Reserve Account for the benefit of the Sellers as provided in this Agreement.
     “Estimated Working Capital Adjustment” means the Holding Company’s estimate of the Working Capital Adjustment as derived from the Estimated Closing Statement and the calculation of Working Capital therein.
     “Excess Payment” has the meaning set forth in Section 2.1(a).
     “Exchange Agent” has the meaning set forth in Section 2.2(a).
     “Exchange Fund” has the meaning set forth in Section 2.2(a).
     “Excluded Liabilities” has the meaning set forth in Section 3.2(k)(v).
     “Final Settlement Date” has the meaning set forth in Section 2.1(c).
     “Financial Statements” has the meaning set forth in Section 4.14(a).
     “First Escrow Release Date” has the meaning set forth in Section 2.3(a).
     “FTC” means the United States Federal Trade Commission.
     “Fully Diluted Share Amount” means (a) the number of Merger Shares (including all shares of Restricted Stock outstanding immediately before the Effective Time and including all the Contributed Shares), plus (b) the number of Common Shares issuable under the Company Options that are outstanding and unexercised immediately before the Effective Time.
     “GAAP” means generally accepted United States accounting principles and practices recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof and which are consistently applied for all periods so as to properly reflect the financial position, the result of operations and operating cash flow on a consolidated basis of the party, except that any accounting principle or practice required to be changed by the Accounting Principles Board or Financial Accounting Standards Board (or other board or committee) in order to continue as generally accepted accounting principles or practice may be so changed. Notwithstanding anything contained herein to the contrary, the parties hereto hereby acknowledge and agree that CB Medical South, LLC and CB Medical North, LLC are not consolidated with the Holding Company in the Financial Statements in accordance with GAAP and that any accounting principle or practice that would require such a consolidation shall be disregarded for purposes of this Agreement (including, without limitation, with respect to the

Working Capital Amount, the Financial Statements and the definition of “Indebtedness”) and no Claim shall be permitted for Losses arising from or in connection with such change or consolidation.
     “Governmental Authorization” means any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.
     “Governmental Body” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
     “Holding Company” has the meaning set forth in the Preamble to this Agreement.
     “Holding Company Preferred Stock Certificates” has the meaning set forth in Section 2.2(c).
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, each as amended, or any successor law or regulation.
     “Indebtedness” means, with respect to any Person, or any liability of such Person (i) for borrowed money; (ii) in respect of obligations evidenced by bonds, debentures, notes or other similar instruments; (iii) in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto); (iv) to pay the deferred and unpaid purchase price of any property (except trade payables); (v) in respect of any obligation required under GAAP to be classified and accounted for as a capitalized lease or any sale/leaseback transaction (except with respect to any sale/leaseback transactions relating to the relocation of the corporate headquarters to One Erdman Place, Madison, WI 53717); (vi) in respect of any or all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person (excluding for the avoidance of doubt all contractors’, mechanics’, materialmens’ and similar Liens imposed on the real property of third parties that relate to design-build Contracts for such third parties that do not encumber assets of a Merging Person do not constitute Indebtedness of any Merging Person); (vii) in respect of Indebtedness of other Persons to the extent guaranteed by such Person; and (viii) to the extent not otherwise included in this definition, net obligations of such Person under any interest rate, foreign exchange or other swap, futures contract, option contract or other similar agreement or hedging arrangement.
     “Indebtedness Adjustment” means the number (positive or negative) calculated by subtracting the Closing Date Indebtedness from the Estimated Closing Date Indebtedness.
     “Indemnifying Party” has the meaning set forth in Section 10.3(a).
     “Indemnity Escrow Amount” means $24,700,000.

     “Insurance Policies” has the meaning set forth in Section 4.22.
     “Interim Financial Statements” has the meaning set forth in Section 4.14(a).
     “IRS” means the Internal Revenue Service.
     “Knowledge” with respect to the Holding Company, means the actual knowledge of Scott Ransom, William L. Peel, Jr. and Brian Happ, after due inquiry.
     “Leased Real Estate” means property leased, used or occupied by the Merging Companies pursuant to a Real Estate Lease.
     “Legal Requirement” means any applicable federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.
     “Liens” means all mortgages, pledges, security interests, encumbrances, title defects, title retention agreements, voting trust agreements, Liens, charges or similar restrictions or limitations, including a restriction on the right to vote, sell or otherwise dispose of any Merger Shares (other than restrictions on transfers imposed by federal or state securities laws).
     “Liquidation Consideration” has the meaning set forth in Section 1.4(b).
     “Listed Intellectual Property” has the meaning set forth in Section 4.13(a).
     “Losses” means all actual out-of-pocket damages (excluding incidental, punitive, lost opportunity, speculative, multiple of profits and consequential or special damages of any nature but subject to Section 10.4(h), including loss of value), losses, deficiencies, liabilities, claims, actions, demands, judgments, fines, fees, costs and expenses (including, without limitation, reasonable attorneys’ and accountants’ fees), Taxes and interest on any of the foregoing.
     “M&I Debt” has the meaning set forth in Section 3.2(k)(vi).
     “Material Adverse Effect” means any change, effect or circumstance that has had, or reasonably may be expected to have, a material adverse effect on the business, assets, financial or other condition or results of operations of the Holding Company or the Surviving Company, as applicable, or on the ability of the Holding Company to timely consummate the Transactions; excluding, however, any such effect that results from: (i) changes in general business or economic conditions, (ii) national or international political or social developments, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) developments in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in Legal Requirements (including without limitation Legal Requirements bearing upon or relating to the health care industry or the health care construction industry), (vi) the negotiation, execution and delivery of this Agreement, the identity or business plans of the Buyer Parties or their Affiliates, or the announcement or consummation of the Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees or any employee of the Merging Companies by reason of resignation, retirement, death or permanent disability, or (vii) the taking of any action required or expressly permitted by the Transaction Documents.
     “Material Contract” means any of the following Contracts currently in effect:
          (a) under which any of the Merging Companies are or are likely to be entitled to receive revenues of more than $500,000 in any calendar year;
          (b) under which any of the Merging Companies are or are likely to become subject to any obligation to pay a liability of more than $250,000 in any calendar year;
          (c) by which assets owned or used by any of the Merging Companies having a net book value of $250,000 or more are bound;
          (d) which creates a Lien on any property or asset of any of the Merging Companies (other than Permitted Liens) or the Shares;
          (e) which constitutes a Real Estate Lease;
          (f) among any of the Merging Companies and any Seller which holds more than five percent (5%) of the Shares, any Related Person of any such Seller or any Affiliate of any such Seller;
          (g) containing non-competition covenants restricting any of the Merging Companies;
          (h) granting to any Person a first refusal, a first offer or similar preferential right to purchase or acquire any Shares;
          (i) involving the acquisition by any of the Merging Companies of any business enterprise whether via stock or asset purchase or otherwise; or
          (j) that could require reimbursement pursuant to Contract Guarantees.
     “Materials of Environmental Concern” means any hazardous waste, as defined by 42 U.S.C. §6903(5), any hazardous substance as defined by 42 U.S.C. §9601(14), any pollutant or contaminant as defined by 42 U.S.C. §9601(33) and mold or other fungus, any toxic substance, oil or hazardous material, or any other chemical or substance regulated by any Environmental, Health and Safety Laws.
     “MEA” has the meaning set forth in the Preamble to this Agreement.
     “MED” has the meaning set forth in the Preamble to this Agreement.
     “Merger” has the meaning set forth in the Recitals to this Agreement.

     “Merger Consideration” means the aggregate Per Share Merger Consideration.
     “Merger Share(s)” has the meaning set forth in Section 1.4(a).
     “Merger Sub” has the meaning set forth in the Preamble to this Agreement.
     “Merging Company(ies)” has the meaning set forth in the Preamble to this Agreement.
     “Most Recent Balance Sheet” has the meaning set forth in Section 4.14.
     “Multiemployer Plan” has the meaning set forth in ERISA § 3(37).
     “Non-ERISA Plan” has the meaning set forth in Section 4.19(a).
     “Non-Voting Common Shares” has the meaning set forth in Section 4.7(a).
     “Notice of Disagreement” has the meaning set forth in Section 2.1(c).
     “Operating Company” has the meaning set forth in the Preamble to this Agreement.
     “Option Payment” has the meaning set forth in Section 1.4(e)(i).
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict, entered, issued, made or rendered by any court, administrative agency or any other Governmental Body or by any arbitrator.
     “Outside Date” has the meaning set forth in Section 9.1(b).
     “Parent” has the meaning set forth in the Preamble to this Agreement.
     “Payoff Statements” has the meaning set forth in Section 3.2(k)(v).
     “Per Share Merger Consideration” means the Total Cash Equity Price divided by the Fully Diluted Share Amount.
     “Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due and payable or which may thereafter be paid without penalty, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business if the underlying obligations are not past due, (iii) any interest or title of a lessor under an operating lease or capitalized lease or of any licensor under a license, (iv) Liens identified on Schedule 4.9 and (v) imperfections of title and Liens the existence of which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
     “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.
     “Pre-Closing Income Tax Return” means any Return filed on or after the Closing with respect to any Tax Period that commenced prior to the Closing.

     “Pre-Closing Tax Liability” means any liability for Taxes of any of the Merging Companies or any Subsidiaries thereof payable with respect to any taxable period or portion thereof ending on or before the Closing Date; for further clarity, deferred Taxes established to reflect timing differences between book and Tax income shall not constitute a “Pre-Closing Tax Liability,” and any liability for Taxes with respect to any portion of 2008 shall be calculated without reference to any Tax deduction that may be available based on the Senior Executive Bonuses. For the purposes of this definition, if the Effective Date is later than the Closing Date, then all references in this definition to the Closing Date shall be deemed to be references to the Effective Date. For the purposes of this definition, in the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be:
          (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 11.2), deemed equal to the amount which be payable if the taxable year ended with the Closing Date; and
          (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of any Merging Company or any Subsidiary thereof or otherwise measured by the level or any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.
     “Preferred Shareholders” has the meaning set forth in Section 1.4(b).
     “Preferred Shares” means all of the issued and outstanding one cent ($.01) par value Series A Preferred Stock in the Holding Company.
     “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.
     “Real Estate Leases” means those Contracts pursuant to which any of the Merging Companies lease real property.
     “Records” means all books, records, manuals and other materials and information of any of the Merging Companies including, without limitation, customer records, personnel and payroll records, accounting records, purchase and sale records, price lists, correspondence, quality control records and all research and development files, wherever located.
     “Required Consents” means those consents identified in Exhibit 3.2(e).
     “Related Person” with respect to a particular individual means (i) each other member of such individual’s Family, (ii) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family or (iii) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity). For purposes of this definition, the “Family” of an individual includes the individual’s spouse and issue.
     “Reserve Account” has the meaning set forth in Section 2.3(e).
     “Reserve Amount” has the meaning set forth in Section 2.3(e).
     “Restricted Merger Share” has the meaning set forth in Section 1.4(e)(ii).
     “Restricted Stock” means Common Shares received from the exercise of a Company Option where, pursuant to the terms of the Company Option, the Common Shares have not vested.
     “Returns” means all returns, informational returns and statements required to be filed by any of the Merging Companies in respect of any Taxes.
     “Schedules” means the schedules attached hereto pursuant to Articles 3, 4 and 7.
     “Second Escrow Release Date” has the meaning set forth in Section 2.3(a).
     “Seller Representative” has the meaning set forth in Section 12.1.
     “Seller(s)” has the meaning set forth in Section 1.6(a).
     “Senior Executive Bonuses” has the meaning set forth in Section 6.9.
     “Shareholder Agreements” means those agreements listed on Schedule 3.2(k)(viii) by and among the Sellers or a Seller and the Holding Company restricting the sale, transfer or other disposition of any of the Shares.
     “Shareholder Approval” has the meaning set forth in Section 4.1(c).
     “Shareholders” has the meaning set forth in Section 4.1(c).
     “Shares” means all of the issued and outstanding capital stock in the Holding Company which Shares are collectively comprised of the Common Shares and the Preferred Shares.
     “Shortfall Reduction” has the meaning set forth in Section 2.1(a).
     “Specified Claim” has the meaning set forth in Section 10.4(d).
     “Subsidiary” or “Subsidiaries” means, with respect to any Person or any entity, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation has or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or entity or one or more of the other Subsidiaries of that Person or entity or a combination thereof or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or entity or a combination thereof.
     “Surviving Company” has the meaning set forth in Section 1.1.
     “Tax” and “Taxes” means all federal, state, county, local, foreign and other taxes or assessments including, without limitation, income, estimated income, business, occupation, franchise, property (real and personal), sales, use, employment, social security, social welfare, pension, medical, VAT, gross receipts, transfer, ad valorem, profits, license, capital, payroll, employee withholding, unemployment, excise, goods and services, severance, escheat of unclaimed property, stamp and including interest, penalties and additions in connection therewith.
     “Tax Authority” means any Governmental Body with regulatory authority to assess, assert or otherwise impose Tax adjustments or collect unpaid Taxes of any Person.
     “Tax Claim” has the meaning set forth in Section 10.3(e).
     “Taxable Period” means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period, e.g., a quarter) with respect to which any Tax may be imposed under applicable Legal Requirement.
     “Third-Party Claim” has the meaning set forth in Section 10.3(a).
     “Total Cash Equity Price” means, without duplication (a) $247,000,000, minus (b) the Liquidation Consideration, minus (c) the Closing Date Indebtedness, minus (d) the Excluded Liabilities, plus or minus (e) the Excess Payment or Shortfall Reduction as finally determined pursuant to Section 2.1, minus (f) the sum of the Indemnity Escrow Amount, the Appraisal Rights Amount (if any) and the Reserve Amount, plus (g) the amounts released from the Escrow Account and from the Reserve Account for the benefit of the Sellers as provided in this Agreement.
     “Transaction Documents” means, as to any party, this Agreement and the agreements, documents and instruments to be executed and delivered by such party pursuant to this Agreement including, without limitation, the voting agreements referred to in the Recitals to this Agreement and excluding any employment or other agreement entered into by any Seller in his, her or its capacity as an employee of or consultant to the Surviving Company.
     “Transactions” means the Merger, the Liquidation and the other transactions contemplated in the Transaction Documents.
     “UCC Financing Statement” has the meaning set forth in Section 4.26.
     “Voting Common Shares” has the meaning set forth in Section 4.7(a).

     “WBCL” has the meaning set forth in the Recitals to this Agreement.
     “Working Capital” means the amount (positive or negative) equal to (a) the Holding Company’s consolidated current assets (including cash, cash equivalents and short term investments but not including deferred Tax assets other than the Deal Bonus Tax Asset) as of the close of business on the day immediately preceding the Closing Date, minus (b) the consolidated current liabilities (including unpaid tax liabilities, calculated as provided in Schedule 2.1) of the Holding Company as of the close of business on the day immediately preceding the Closing Date, each as determined in accordance with GAAP with the adjustments and other exceptions reflected in Schedule 2.1.
     “Working Capital Adjustment” means the number (positive or negative) calculated by subtracting the Working Capital Target from the Working Capital.
     “Working Capital Target” means $zero.
ARTICLE 14
MISCELLANEOUS
     14.1 Expenses. Except as otherwise specifically provided in this Agreement, the parties hereto will pay their own expenses, including, without limitation, accountants’ and attorneys’ fees incurred in connection with the negotiation and consummation of the Transactions. Any such fees that remain unpaid on the Closing Date will be paid by wire transfer at the Closing.
     14.2 Notices. All notices or other communications required or permitted to be given hereunder will be in writing and will be considered to be given and received in all respects when hand delivered, when sent by prepaid express or courier delivery service, when sent by facsimile transmission actually received by the receiving equipment or three (3) days after deposited in the United States mail, certified mail, postage prepaid, return receipt requested, in each case addressed as follows, or to such other address as designated by notice duly given:
          (a) If to any of the Buyer Parties or the Surviving Company:
Cogdell Spencer Inc.
4401 Barclay Downs Drive
Suite 380
Charlotte, NC 28209
Attn: Frank Spencer
Fax No.: (704) 940-2957

          (b) If to the Merging Companies:
Baird Capital Partners
777 East Wisconsin Avenue
P.O. Box 0672
Milwaukee, WI 53201
Attn: Dave Pelisek
Fax No.: (414) 298-7490
Lubar & Co.
700 North Water Street
Suite 1200
Milwaukee, WI 53202
Attn: David Lubar
Fax No.: (414) 291-9061
And a Copy To:
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202
Attn: John A. Dickens, Esq.
Fax No.: (414) 273-5198
Telephone: (414) 273-3500
          (c) If to the Seller Representative:
Baird Capital Partners
777 East Wisconsin Avenue
P.O. Box 0672
Milwaukee, WI 53201
Attn: Dave Pelisek
Fax No.: (414) 298-7490
Lubar & Co.
700 North Water Street
Suite 1200
Milwaukee, WI 53202
Attn: David Lubar
Fax No.: (414) 291-9061
Marshall Erdman & Associates, Inc.
P.O. Box 44975
Madison, WI 53744
Attn: Scott Ransom
Fax No.: (608) 218-6575

     14.3 Entire Agreement. This Agreement, the Schedules and the other Transaction Documents constitute the entire agreement among the parties hereto relating to the subject matter hereof, and all prior agreements, correspondence, discussions and understandings of the parties (whether oral or written) are merged in and made a part of this Agreement, it being the intention of the parties hereto that this Agreement and the instruments and agreements contemplated hereby serves as the complete and exclusive statement of the terms of their agreement with respect to the Transactions. No amendment, waiver or modification hereto or hereunder is valid unless in writing signed by an authorized signatory of the party or parties to be affected thereby.
     14.4 Confidentiality Agreement. The parties acknowledge and agree that until such time as the Closing occurs, or if this Agreement is terminated prior to the Closing, the terms and conditions of the Confidentiality Agreement, dated August 9, 2007, by and between Cogdell Spencer Inc. and Wachovia Capital Markets, LLC for the benefit of the Merging Companies remains binding on the parties thereto in accordance with its terms; at the Closing, such Confidentiality Agreement terminates and is of no further force and effect.
     14.5 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement is construed as if drafted jointly by the parties and no presumption of burden of proof arises favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     14.6 Assignment. This Agreement and the rights hereunder are not assignable or transferable by any party without the prior written consent of the Parent and the Holding Company prior to Closing, and the Parent and the Seller Representative after Closing.
     14.7 Binding Effect. This Agreement is binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns.
     14.8 Paragraph Headings. The headings in this Agreement are for purposes of convenience and ease of reference only and do not limit or otherwise affect the meaning of any part of this Agreement.
     14.9 Severability. The parties agree that if any provision of this Agreement under any circumstances is deemed invalid or inoperative, then this Agreement is construed with the invalid or inoperative provision deleted, and the rights and obligations of the parties are construed and enforced accordingly.
     14.10 Governing Law. THIS AGREEMENT IS GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WISCONSIN WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENT TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF WISCONSIN AND OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF WISCONSIN FOR ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS (AND AGREE NOT TO COMMENCE ANY ACTION, SUIT, OR PROCEEDING RELATING THERETO EXCEPT IN

SUCH COURTS). THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE ON ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS, IN THE COURTS OF THE STATE OF WISCONSIN OR THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF WISCONSIN, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
     14.11 Use of Terms. In this Agreement (a) the words “hereof,” “herein,” “hereto,” “hereunder,” and words of similar import may refer to this Agreement as a whole and not merely to a specific section, paragraph, or clause in which the respective word appears, (b) words importing gender include the other gender as appropriate, (c) any terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural depending on the reference, (d) unless otherwise stated, references to any Section, Article, Schedule or Exhibit are to such Section or Article of, or Schedule or Exhibit to, this Agreement, (e) the word “including” means including without limitation and (f) the word “shall” denotes a directive and obligation, and not an option.
     14.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which are considered but one and the same agreement, and become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. A facsimile signature of this Agreement is effective as an original.
     14.13 Good Faith; Consents. Each of the parties agrees to act in good faith in connection with any matters arising under or relating to the Transaction Documents and the Transactions and, where a consent may be required, not to unreasonably delay or withhold such consent.
     14.14 No Third Party Beneficiary. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto, the Sellers, a Claiming Party or their respective heirs, successors, legal representatives and permitted assign, any rights or remedies under or by reason of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

COGDELL SPENCER INC.

By:
Name:	Frank C. Spencer
Title:	President and CEO

PARENT:

COGDELL SPENCER LP

By: CS Business Trust I, its General Partner

By: Cogdell Spencer Inc., its Sole Beneficial Owner

By:
Name:	Frank C. Spencer
Title:	President and CEO

MERGER SUB:

GOLDENBOY ACQUISITION CORP.

By: Cogdell Spencer LP, its Sole Beneficial Owner

By: CS Business Trust I, its General Partner

By: Cogdell Spencer Inc., its Sole Beneficial Owner

By:

Name:	Frank C. Spencer
Title:	President and CEO

THE HOLDING COMPANY:

MEA HOLDINGS, INC.

By:
Name:
Title:

Signature page to Merger Agreement

MEA:

MARSHALL ERDMAN & ASSOCIATES, INC.

By:
Name:
Title:

MED:

MARSHALL ERDMAN DEVELOPMENT, LLC

By:
Name:
Title:

SELLER REPRESENTATIVES:

David Pelisek

David Lubar

Scott Ransom